[redacted]

08006328

VECTOR
Corporate Finance Lawyers

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

OCS Mail Processing Section
DEC 10 2008
Washington, DC
105

November 25, 2008
File: 1903
Email: slockwood@vectorlaw.com

PROCESSED
JAN 02 2009
THOMSON REUTERS

SUPPL

Filing Desk
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
20549

Re: **RULE 12G 3-2 (B) FOREIGN PRIVATE ISSUER - CAZA GOLD CORP.**
SEC FILE NO. 82-35230

Dear Sirs / Mesdames:

We are writing on behalf of Caza Gold Corp. ("Caza" or the "Company") to update our original application by which the Company received its 12g exemption and related File Number. The update is mainly a result of the setting up of the Company of its new website at www.cazagold.net and to confirm that all future filing of public material will be placed on that website. In addition, we enclose some recent documentation which has been publicly filed on SEDAR in Canada with the applicable regulatory parties. It is our understanding that an 'amended' original application is required, and we therefore attach the same, in black-lined and clean versions (with attachments).

Please advise at your earliest convenience if you have any comments or require anything further.

Very truly yours,

Vector Corporate Finance Lawyers

Stewart L. Lockwood, Barrister & Solicitor

12/30

Cc: Caza Gold Corp., P .Yee

P:\Clients\1-Sedar\CazaGold\SECfilings12g\lettSEC12g VectNov08.DOC

To: U.S. Securities and Exchange Commission
Washington, DC 20549

Re: Exchange Act Rule 12g3-2(b) application for exemption by Caza Gold Corp.

Ladies and Gentlemen:

Caza Gold Corp. ("Caza" or the "Applicant") hereby furnishes the information noted below and attached hereto pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in support of its application for the exemption provided the Rule from Section 12(g) of the Exchange Act.

The Company confirms that it has begun, and will be posting, on an ongoing basis and for each subsequent fiscal year, in English, on its Internet Web site at www.cazagold.net, all generally available public information and all the information specified in paragraph (b)(1)(iii) of the Rule.

Upon completion of the "spin-out" transaction described below, Caza, which is a foreign private issuer, as defined in the Exchange Act, has less than $10,000,000 in assets and more than 300 shareholders resident in the United States. The Applicant is submitting this application in accordance with guidance provided in Staff Legal Bulletin No. 4, dated September 16, 1997, issued by the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission").

Caza was organized under the *Business Corporations Act* (British Columbia) ("BCABC") on November 15, 2007 in order to take part in an arrangement (the "Arrangement") disclosed in the Canarc Resource Corp. ("Canarc") "Notice of Annual and Special General Meeting to be held on April 29, 2008 and Management Information Circular" dated as of April 3, 2008 (the "Information Circular"). The class of equity securities that Caza is authorized to issue is solely common shares.

Information furnished pursuant to paragraph 2(b)(1)(v) of the Rule:

As set forth in the Information Circular, Canarc prior to the Arrangement owned its Caza gold exploration projects located in Mexico (the "Caza Gold Project") through a wholly-owned Mexican subsidiary, Minera Canarc de Mexico, S.A. de C.V. (the "Mexican Subsidiary"). The Arrangement, which was passed by a resolution at the meeting of shareholders, announced in the Information Circular and held on April 29, 2008, is undertaken in order to effect a transfer of the Caza Gold Project to Caza by means of an exchange of all of the outstanding shares of the Mexican Subsidiary for all of the outstanding shares of Caza (14,396,901 shares). The purpose of the Arrangement is to "spin-off" the Caza Gold Project into a separate company (Caza) and to seek to realize the full potential of the Caza Gold Project by advancing it through the financing of Caza.

1. Certificate of Incorporation # BC0808504, Notice of Articles and Articles filed pursuant to requirements of the BCABC with the British Columbia Registrar of Companies on November 15, 2007.

Subparagraph (B) ("information … filed or is required to be filed with a stock exchange on which [Caza's] securities are traded and which was made public by such stock exchange"):
Not applicable as Caza does not have a class of securities listed on any stock exchange.

Subparagraph (C) ("information [Caza] … has distributed or is required to be distributed to its security holders"):
None.

The response to subparagraph (C) notwithstanding, the Applicant submits herewith the following Canarc documents related to the Arrangement and made public on and after the date of the Information Circular:

1. Certificate of Incorporation # BC0808504, Notice of Articles and Articles filed pursuant to requirements of the BCABC with the British Columbia Registrar of Companies on November 15, 2007.
2. The Information Circular, which contains, inter alia, "Pro Forma Financial Statements" for Caza at Schedule "A-2" and "Information Concerning Caza Gold Corp. After the Arrangement" at Schedule "G". The Information Circular was distributed by Canarc to its security holders on or about April 3, 2008 pursuant to requirements of the BCABC;
3. News Release dated April 30, 2008 of Canarc entitled "Canarc Shareholders Approve All Resolutions at Annual and Special General Meeting Held on April 29, 2008 in Vancouver, British Columbia, Including Special Resolution to Spin-Out Mexican Gold Projects to Subsidiary 'Caza Gold Corp.' and Distribute Caza Shares to Canarc Shareholders.";
4. New Release dated May 13, 2008 of Canarc entitled "Shareholder Update - First Quarter Review 2008.";
5. Certified Copy of Court Approval to the Plan of Arrangement dated May 13, 2008.
6. New Release dated June 18, 2008 of Canarc entitled "TSX approves Caza Gold Spin-Out by way of a Plan of Arrangement.";

All the above documents have previously been submitted by letter and Application dated June 17, 2008. We attach hereto the following new documents, all have which been released to the public and distributed as may be required:

7. Final Copy of Plan of Arrangement Agreement dated February 15, 2008;

8. New Release dated September 29, 2008 and related Material Change Report;
9. Interim financial statements and MD&A for the quarter ending June 30, 2008; and
10. Interim financial statements and MD&A for the quarter ending September 30, 2008;

The Applicant hereby agrees to furnish such information and documents to the Commission as Caza makes public and is required by the Rule for purposes of the exemption provided for therein. Such information and documents shall not constitute an admission for any purpose that the Applicant is subject to the Exchange Act.

Very truly yours,
Caza Gold Corp.
Per:____________________

Title: Stewart L. Lockwood, Secretary

Identification list of information furnished pursuant to subparagraph (b)(1)(i) of the Rule:

1. **Certificate of Incorporation # BC0808504 dated November 15, 2007 and related Constating documents.**
2. **Information Circular dated April 3, 2008**
3. **News Release dated April 30, 2008**
4. **News Release dated May 13, 2008**
5. **Copy of Court Approval to the Plan of Arrangement dated May 13, 2008.**
6. **New Release dated June 18, 2008**
7. **Final Copy of Plan of Arrangement Agreement dated February 15, 2008;**
8. **New Release dated September 29, 2008 and related Material Change Report**
9. **Interim financial statements and MD&A for the quarter ending June 30, 2008**
10. **Interim financial statements and MD&A for the quarter ending September 30, 2008;**

To: U.S. Securities and Exchange Commission
Washington, DC 20549

Re: Exchange Act Rule 12g3-2(b) application for exemption by Caza Gold Corp.

Ladies and Gentlemen:

Caza Gold Corp. ("Caza" or the "Applicant") hereby furnishes the information noted below and attached hereto pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in support of its application for the exemption provided the Rule from Section 12(g) of the Exchange Act.

The Company confirms that it has begun, and will be posting, on an ongoing basis and for each subsequent fiscal year, in English, on its Internet Web site at www.cazagold.net, all generally available public information and all the information specified in paragraph (b)(1)(iii) of the Rule.

Upon completion of the "spin-out" transaction described below, Caza, which is a foreign private issuer, as defined in the Exchange Act, has less than $10,000,000 in assets and more than 300 shareholders resident in the United States. The Applicant is submitting this application in accordance with guidance provided in Staff Legal Bulletin No. 4, dated September 16, 1997, issued by the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission").

Caza was organized under the *Business Corporations Act* (British Columbia) ("BCABC") on November 15, 2007 in order to take part in an arrangement (the "Arrangement") disclosed in the Canarc Resource Corp. ("Canarc") "Notice of Annual and Special General Meeting to be held on April 29, 2008 and Management Information Circular" dated as of April 3, 2008 (the "Information Circular"). The class of equity securities that Caza is authorized to issue is solely common shares.

Information furnished pursuant to paragraph 2(b)(1)(v) of the Rule:

As set forth in the Information Circular, Canarc prior to the Arrangement owned its Caza gold exploration projects located in Mexico (the "Caza Gold Project") through a wholly-owned Mexican subsidiary, Minera Canarc de Mexico, S.A. de C.V. (the "Mexican Subsidiary"). The Arrangement, which was passed by a resolution at the meeting of shareholders, announced in the Information Circular and held on April 29, 2008, is undertaken in order to effect a transfer of the Caza Gold Project to Caza by means of an exchange of all of the outstanding shares of the Mexican Subsidiary for all of the outstanding shares of Caza (14,396,901 shares). The purpose of the Arrangement is to "spin-off" the Caza Gold Project into a separate company (Caza) and to seek to realize the full potential of the Caza Gold Project by advancing it through the financing of Caza.

8. New Release dated September 29, 2008 and related Material Change Report;
9. Interim financial statements and MD&A for the quarter ending June 30, 2008; and
10. Interim financial statements and MD&A for the quarter ending September 30, 2008;

The Applicant hereby agrees to furnish such information and documents to the Commission as Caza makes public and is required by the Rule for purposes of the exemption provided for therein. Such information and documents shall not constitute an admission for any purpose that the Applicant is subject to the Exchange Act.

Very truly yours,
Caza Gold Corp.

Per: ____________________

Title: Stewart L. Lockwood, Secretary

Identification list of information furnished pursuant to subparagraph (b)(1)(i) of the Rule:

1. **Certificate of Incorporation # BC0808504 dated November 15, 2007 and related Constating documents.**

2. **Information Circular dated April 3, 2008**

3. **News Release dated April 30, 2008**

4. **News Release dated May 13, 2008**

5. **Copy of Court Approval to the Plan of Arrangement dated May 13, 2008.**

6. **New Release dated June 18, 2008**

7. **Final Copy of Plan of Arrangement Agreement dated February 15, 2008;**

8. **New Release dated September 29, 2008 and related Material Change Report**

9. **Interim financial statements and MD&A for the quarter ending June 30, 2008**

10. **Interim financial statements and MD&A for the quarter ending September 30, 2008;**

ARRANGEMENT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 15th day of February, 2008.

BETWEEN:

CANARC RESOURCE CORP., a company incorporated under the laws of the Province of British Columbia and having a registered office at 1040-999 West Hastings Street, Vancouver, B.C., V6C 2W2

(hereinafter referred to as "**Canarc**")

OF THE FIRST PART

AND:

CAZA GOLD CORP., a company incorporated under the laws of the Province of British Columbia and having a registered office at 1040-999 West Hastings Street, Vancouver, B.C., V6C 2W2

(hereinafter referred to as "**Caza**")

OF THE SECOND PART

RECITALS

WHEREAS Canarc and Caza, a wholly-owned subsidiary of Canarc, have agreed to proceed with a proposed transaction by way of Plan of Arrangement whereby certain assets of Canarc will be transferred to Caza, and a series of share exchanges will take place which will result in the current shareholders of Canarc having shareholdings in Canarc and Caza;

AND WHEREAS Caza was incorporated to facilitate the completion of the Arrangement;

AND WHEREAS the parties hereto wish to record their agreements with regard to the Arrangement and of Arrangement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, words and terms defined in the Circular shall have the same meaning when used herein and, in addition, the following terms shall have the following meanings:

"**Agreement**" means this Arrangement Agreement;

"**Arrangement**" means the arrangement under the provisions of Section 288 of the Corporations Act, on the terms and conditions set forth in the Plan of Arrangement or any amendment or variation thereto made in accordance with section 6.1 of this Agreement;

"**Business Day**" means any day, other than a Saturday or a Sunday, when Canadian chartered banks are open for business in the City of Vancouver;

"**Circular**" means the definitive form, together with any amendments thereto, of the management information circular of Canarc to be prepared and sent to the holders of Canarc Common Shares in connection with the Meeting;

"**Canarc Common Shares**" mean the common shares without par value in the capital of Canarc;

"**Canarc Options**" mean stock option granted by Canarc to purchase Canarc Common Shares pursuant to Canarc's stock option plan;

"**Caza Common Shares**" means the common shares in the capital of Caza;

"**Corporations Act**" means the *Business Corporations Act* (British Columbia), S.B.C. 2002, c.57, as amended;

"**Court**" means the Supreme Court of British Columbia;

"**Dividend**" means the proposed dividend in kind, being made up of, in total, 11,955,751 common shares of Caza to be distributed to Shareholders of CCM pursuant to the Arrangement Agreement.

"**Dividend Record Date**" means the record date for the distribution of Dividend proposed to be set sometime after Court Approval of the Arrangement, in conjunction with the TSX.

"**Effective Date**" means the effective date of the Arrangement, and is expected to be on or about the first business day following the Dividend Record Date, or as otherwise set in conjunction with the TSX and, if necessary, the date all relevant documents are accepted for filing by the Registrar.

"**Meeting**" means the Special general meeting of the holders of Canarc Common Shares to be held to consider, among other matters, the Arrangement, and any adjournment thereof;

"**Order**" means the order of the Court approving the Arrangement pursuant to the Corporations Act a draft copy of which is attached as Appendix "II";

"**Plan of Arrangement**" means the plan of arrangement which is annexed hereto as Appendix I and any amendment or variation thereto made in accordance with section 6.1 hereof;

"**Registrar**" means the Registrar of Companies under the Corporations Act;

"**TSX**" means the Toronto Stock Exchange;

1.2 Subsidiary

(a) For the purposes of this Agreement, a corporation is a subsidiary of another corporation where:

(i) it is controlled by

(A) that other corporation; or

(B) that other corporation and one or more corporations, each of which is controlled by that other corporation; or

(C) two or more corporations, each of which is controlled by that other corporation; or

(ii) it is a subsidiary of that other corporation.

(b) For the purpose of this Agreement, a corporation is controlled by a person where:

(i) shares of the corporation carrying more than 50% of the votes for the election of directors are held, other than by way of security only, by or for the benefit of that person; and

(ii) the votes carried by the shares mentioned in paragraph (i) are sufficient, if exercised, to elect a majority of the directors of the corporation.

1.3 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof" and "hereunder" and similar expressions refer to this Agreement (including the appendices hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4 Number, Et Cetera

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa, words importing the use of any gender shall include both genders; and words importing persons shall include firms, corporation, trusts and partnerships.

1.5 Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day at such place, unless otherwise agreed to.

1.6 Entire Agreement

This Agreement, together with the appendices, schedules, agreements and other documents herein or therein referred to, constitute the entire agreement among the parties pertaining to the subject manner hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

1.7 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of Canarc

Canarc represents and warrants to and in favour of Caza as follows:

(a) Canarc is a company duly organized and validly existing under the Corporations Act and has corporate power and authority to own, operate and lease its property and assets and to carry on its business as now being conducted by it, and it is duly registered, licensed or qualified to carry on business in each jurisdiction in which a material amount of its business is conducted or where the character of its properties and assets makes such registration, licensing or qualification necessary;

(b) Canarc has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(c) the authorized capital of Canarc consists of an unlimited number of shares, of which 71,734,505 Canarc Common Shares are issued as of February 15, 2008;

(d) no individual, firm, corporation or other person holds any securities convertible or exchangeable into any shares of Canarc or of any of its subsidiaries or has any agreement, warrant, option or any right capable of becoming an agreement, warrant or option for the purchase of any unissued shares of Canarc or any of its subsidiaries, except for:

(i) holders of Canarc Warrants, who have the right to purchase an aggregate of 1,100,000 Canarc Common Shares pursuant to the Canarc Warrants; and

(ii) the holders of Canarc Options, who have options to purchase an aggregate of approximately 6,884,000 Canarc Common Shares pursuant to the Canarc Options;

(e) the execution and delivery of this Agreement by Canarc and the completion of the transactions contemplated herein:

(i) do not and will not result in a breach of, or violate any term or provision of, the Notice of Articles or articles of Canarc or any of the constating documents of its subsidiaries;

(ii) subject to receiving any consent as may be necessary under any agreement by which Canarc or any of its subsidiaries is bound, do not and will not, as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Canarc and its subsidiaries taken as a whole is subject or result in the creation of any lien, charge or encumbrance upon any the material assets of Canarc or any of its subsidiaries under any such agreement or instrument, or give to any person any material interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) subject to receipt of necessary approvals of the holders of Canarc Common Shares and the Court, do not and will not as of the Effective Date violate any provision of law or administrative regulation or any judicial or administrative

regulation or any judicial or administrative award, judgment or decree applicable and known to Canarc, after due inquiry, the breach of which would have a material adverse effect on Canarc and its subsidiaries taken as a whole;

(iv) to the best of the knowledge of Canarc after due inquiry, there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting Canarc or any subsidiary of Canarc, at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic or foreign, of any kind nor, to the best of the knowledge of Canarc, after due inquiry, are there any existing facts or conditions which may reasonably be expected, individually or in the aggregate, to be a property basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated by this Agreement or the Plan of Arrangement or which may reasonably be expected individually or in the aggregate to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of Canarc and its subsidiaries, taken as a whole, either before or after the Effective Date;

(v) the execution and delivery of this Agreement and the completion of the transaction contemplated herein have been duly approved by the board of directors of Canarc and this Agreement has been duly executed and delivered by Canarc and constitutes a valid and binding obligation of Canarc enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(vi) the information set forth in the Circular relating to Canarc and its subsidiaries and the interests of Canarc and such subsidiaries, their respective businesses and properties and the effect of the Arrangement and any other transactions referred to in this Circular thereon is true, correct and complete in all material respects and does not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in the light of the circumstances in which they are made.

2.2 Representations and Warranties of Caza

Caza represents and warrants to and in favour of Canarc as follows:

(a) Caza is a company duly organized and validly existing under the Corporations Act;

(b) Caza has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(c) the authorized capital of Caza consists of an unlimited number of Caza Common Shares without par value of which there is 100 issued and outstanding as at the date hereof;

(d) except as contemplated by this Agreement, no individual, firm, corporation or other person holds any securities convertible or exchangeable into any shares of Caza or has any agreement, warrant, option or any right capable of becoming an agreement, warrant or option for the purchase of any unissued shares of Caza;

(e) the execution and delivery of this Agreement by Caza and the completion of the transaction contemplated herein:

(vii) do not and will not result in a breach of, or violate any term or provision of, the Notice of Articles and articles of Caza; and

(viii) do not and will not, as of the Effective Date, violate any provision of law or administrative regulations or any judicial or administrative award judgment or decree applicable and known to Caza after due inquiry, the breach of which would have a material adverse effect on Caza;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by the board of directors of Caza and this Agreement has been executed and delivered by Caza and constitutes a valid and binding obligation of Caza enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(g) Caza is not engaged in any business nor is it a party to or bound by any contract, agreement, arrangement, instrument, license, permit or authority, other than this Agreement and any transaction or agreement necessary or incidental to the fulfillment of its obligations under this Agreement, nor does it have any liabilities, contingent or otherwise, except as provided in or permitted by this Agreement.

ARTICLE 3

ARRANGEMENT

3.1 Canarc and Caza agree to effect the Arrangement pursuant to the provisions of Section 288 of the Corporations Act on the terms and conditions contained in this agreement and the Plan of Arrangement.

3.2 The Arrangement shall become effective at 12:01 a.m. on the Effective Date or as otherwise determined in conjunction with the TSX and its policies.

3.3. Subject to satisfaction of the terms and conditions of this Agreement and termination pursuant to Article 6, the parties shall use all reasonable commercial efforts and do all things reasonably required to cause the Arrangement to become effective on or about a date within three weeks of May 12, 2008, or on such other date as Canarc may determine and, in conjunction therewith, to cause the transaction contemplated in the Plan of Arrangement to be completed on or prior the Effective Date. Without limiting the generality of the foregoing, the parties shall call the Meeting and mail the Circular to the holder of Canarc Common Shares and, after the meeting in the event of an affirmative vote, proceed forthwith to apply for the Order and the final approval of the TSX, the issue of certain shares of Caza to Canarc in exchange for certain property and the payment of the Dividend, all as further set out in the related Information Circular and related documents.

3.4 Filing of Order

Subject to the rights of termination contained in Article 6 hereof, upon the members of Canarc approving the Arrangement by Special Resolution in accordance with the provisions of the Corporations Act, Canarc obtaining the Order and the other conditions contained in Article 5 hereof being complied with or waived, Canarc shall, if required, send a copy of the Order to the Registrar of Companies for filing pursuant to Section 292 of the Corporations Act, and shall, as determined by Canarc, file with the TSX such other documents as may be required in order to effect the Arrangement. Upon such filing and issuance by the Registrar of the certificate or certificates giving effect to the Arrangement (if required), and upon TSX final approval, Canarc and Caza shall exchange such other documents as may be necessary or desirable in

connection with the completion of the transactions contemplated by this Agreement and the Plan of Arrangement.

ARTICLE 4

COVENANTS

4.1 Covenants of Canarc

Canarc hereby covenants and agrees as follows:

(a) until the Effective Date, Canarc and each of its Subsidiaries shall carry on its business in the ordinary course and shall not enter into any transaction or incur any obligation or liability out of the ordinary course of its business, except as otherwise contemplated in this Agreement;

(b) except as otherwise contemplated in this Agreement, until the Effective Date, Canarc shall not, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate, consolidate or enter into any other corporate reorganization with, any other corporation or person or perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement;

(c) Canarc shall, in a timely and expeditious manner, file the Circular in all jurisdictions where the Circular is required to be filed by Canarc and mail this Circular to the holders of Canarc Common Shares, the directors of Canarc and the auditors of Canarc, all in accordance with the terms of the Corporations Act and other applicable law;

(d) Canarc shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable on order to carry out and give effect to the transactions as described in the Circular and, without limiting the generality of the foregoing Canarc shall seek:

(i) the approval of the holders of Canarc Common Shares required for the implementation of the Arrangement;

(ii) the Order as provided for in section 4.3; and

iiiv) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(e) Canarc will convene the Meeting as soon as practicable and will solicit proxies to be voted at the Meeting in favour of the Arrangement and all other resolutions referred to in the Circular; and

(f) Canarc will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with in or before the Effective Date.

4.2 Covenants of Caza

Caza hereby covenants and agrees with Canarc as follows:

(a) until the Effective Date, Caza shall not merge and shall not permit any if its Subsidiaries to merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person, perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the Arrangement or other transactions contemplated by this Agreement; and

(b) Caza shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it, under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, Caza shall sock and cooperate with Canarc in seeking:

(i) the Order as provided for in section 4.3, and

(ii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(c) use its good faith best efforts to raise capital, as soon as practicable following the Effective Date, by a financing or otherwise to allow it to carry out the Phase 1 work programs on the Caza Gold Project.

4.3 Court Order

If the approval of holders of Canarc Common Shares of the Arrangement is obtained by Canarc, as soon as practicable thereafter each party will take the necessary steps to submit the Arrangement to the Court and apply for the Order As soon as practicable thereafter, and subject to compliance with any other conditions provided for in Article 5 hereof and further subject to the provisions of section 5.2, Canarc and Caza shall, if required, file with the Registrar pursuant to section 292 of the Corporations Act a certified copy of the Order and amendments, if any, to their respective Notice of Articles to give effect to the Arrangement.

4.4 Non-Survival of Representations, Warranties and Covenants

The respective representations, warranties and covenants of Canarc and Caza contained herein shall expire and be terminated and extinguished at and from the Effective Date, other than the covenants in sections 4.1(d), 4.2(b), 4.2(c) and 4.2(d) and no party shall have any liability or further obligation to any party hereunder in respect of the respective representations, warranties and covenants thereafter, other than the covenants in sections 4.1(d), 4.2(b), 4.2(c) and 4.2(d).

ARTICLE 5

CONDITIONS

5.1 Mutual Conditions Precedent

The respective obligations of each party hereto to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions, none of which may be waived by any party hereto in whole or in part:

(a) the Arrangement, with or without amendment, shall have been approved at the Meeting in accordance with the Corporations Act;

(b) the Order shall have been obtained in form and substance satisfactory to Canarc acting reasonably;

(c) no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of or damages on account of or relating to the Arrangement and no cease trading or similar order with respect to any securities of Canarc or Caza shall have been issued and remain outstanding;

(d) the orders and rulings, if any, from the British Columbia Securities Commission and securities regulatory authorities in each of the Provinces of Canada to permit the securities to be issued pursuant to the Arrangement to be freely tradable in each of the Provinces of Canada shall have been obtained, each such order and ruling being in form and substance acceptable to Canarc;

(e) all material regulatory requirements shall have been complied with and all other material consents, agreements, orders and approvals, including regulatory and judicial approvals and orders, necessary for the completion of the transactions provided for in this Agreement or contemplated by the Circular shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

(f) none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by Canarc or Caza acting reasonably; and

(g) this Agreement shall not have been terminated under Article 6.

5.2 Conditions and Obligations of Each Party

The obligation of each of Canarc and Caza to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by any such party without prejudice to its right to rely on any other condition in favour of such party, that each and every one of the covenants of the other party hereto to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by such party and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of the other party hereto shall be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at and as of such time, and each such party shall have received a certificate, dated the Effective Date, of a senior officer of each other party confirming the same.

5.3 Merger of Conditions

The conditions set out in sections 5.1 and 5.2 shall be conclusively deemed to have been satisfied, waived or released upon receipt of final TSX approval to the Arrangement and, if required, the delivery to the Registrar pursuant to section 292 of the Corporations Act of a certified copy of the Order to give effect to the Arrangement and any amendments, if any, to the Notice of Articles of each of Canarc and Caza.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1 Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Date, be amended in a manner not materially prejudicial to the shareholders of Canarc by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the shareholders of Canarc for any reason whatsoever.

6.2 Termination

This Agreement may, at any time before or after the holding of the Meeting but no later than the Effective Date, be terminated by the board of directors of Canarc without further notice to, or action on the part of, its shareholders for whatever reasons Canarc considers appropriate.

Without limiting the generality of the foregoing, Canarc may terminate this Agreement:

(a) in the event that any right of dissent, if any, is specifically provided for by Court order in respect of Canarc Common Shares, immediately prior to the Effective Date, in the event any shareholders have exercised their right of dissent; or

(b) if prior to the Effective Date there is a material change in the business, operations, properties, assets, liabilities or condition, financial or otherwise, of Canarc and its subsidiaries, taken as a whole, or in Caza, or any change in general economic conditions, interest rates or any outbreak or material escalation in, or the cessation of, hostilities or any other calamity or crisis, or there should develop, occur or come into effect any occurrence which has a material effect on the financial markets of Canada and the board of directors of Canarc determines in its sole judgment that it would be inadvisable in such circumstances for Canarc to proceed with the Arrangement.

6.3 Effect of Termination

Upon the termination of this Agreement pursuant to section 6.2 hereof, no party shall have any liability or further obligation to any other party hereunder.

ARTICLE 7

GENERAL

7.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile, in each case to the attention of the senior officer at the following addresses or at such other addresses as shall be specified by the parties by like notice:

If to Canarc:

Suite 301 – 700 West Georgia Street
Vancouver, B.C., Canada, V6C 1G8
Attention: Bradford Cooke, CEO
Facsimile: (604) 685-9744

with a copy to:
Vector Corporate Finance Lawyers
1040-999 West Hastings Street
Vancouver, B.C. V6C 2W2

Attention: Stewart L. Lockwood
Facsimile: (604) 683-2643

If to Caza:
Suite 301 – 700 West Georgia Street

Vancouver, B.C., Canada, V6C 1G8
Attention: Philip Yee
Facsimile: (604) 685-9744

The date of receipt of any such notice shall be deemed to be the date of delivery or facsimile transmission thereof.

7.2 Assignment

No party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other party hereto.

7.3 Binding Effect

This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and assigns and, in the case of the Arrangement, shall enure to the benefit of the holders from time to time of Canarc Common Shares.

7.4 Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting the same. Waivers may only be granted upon compliance with the terms governing amendments set forth in section 5.1 hereof, applied mutatis mutandis.

7.5 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

7.6 Counterparts

This Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written.

CANARC RESOURCE CORP.

Per: [signature]

CAZA GOLD CORP.

Per: [signature]

This is page 11 of that certain agreement dated February 15, 2008, between CANARC RESOURCE CORP. of the first part and CAZA GOLD CORP. of the second part.

APPENDIX I TO THE ARRANGEMENT AGREEMENT

**PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)**

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith:

"Arrangement" means the arrangement proposed under the provisions of section 288 of the Corporations Act on the terms set out in this Plan of Arrangement;

"Arrangement Agreement" means the agreement, dated February 15, 2008, between Canarc and Caza to which this Plan of Arrangement is attached as Appendix I, as the same may be amended from time to time;

"Arrangement Record Date" means the Business Day immediately preceding the Effective Date;

"Business Day" means any day, other than a Saturday or a Sunday, when Canadian chartered banks are open for business in the City of Vancouver;

"Circular" means the definitive form, together with any amendments thereto, of the management information circular of Canarc to be prepared and sent to the holders of Canarc Common Shares in connection with the Meeting;

"Corporations Act" means the *Business Corporations Act* (British Columbia), S.B.C. 2002, c.57 as amended;

"Canarc" means Canarc Resource Corp., a company incorporated under the Corporations Act;

"Canarc Common Share" means any one of the common shares which Canarc is authorized to issue;

"Canarc Common Shareholders" means those persons who, as at the close of business on the Arrangement Record Date, are registered holders of Canarc Common Shares;

"Caza" means Caza Gold Corp., a company incorporated under the Corporations Act;

"Caza Common Share" means any one of the common shares of Caza to be issued to holders of New Canarc Preferred Shares under the Arrangement in exchange for such New Canarc Preferred Shares;

"Court" means the Supreme Court of British Columbia;

"Dissent Rights" means the potential right of a holder of Canarc Common Shares to dissent, if so specifically provided by the Court, in respect of the Arrangement pursuant to the procedures set forth in section 238 of the Corporations Act;

"Effective Date" means the date on which the Order and all required documents are accepted for filing by the Registrar;

"Order" means the order of the Court approving the Arrangement pursuant to the Corporations Act;

"Holder", when not qualified by the adjective "registered", means the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in the register of members of Canarc or Caza, as the case may be;

"ITA" means the *Income Tax Act* (Canada), as amended;

"Meeting" means the Annual and Special general meeting of the holders of Canarc Common Shares to be held to consider, among other matters, the Arrangement, and any adjournment thereof;

"Net Fair Market Value of the Transferred Assets" means an amount determined by the board of directors of Canarc as of the Effective Date, equal to the fair market value of the Transferred Assets;

"Plan of Arrangement" means this plan of arrangement in Appendix I, as it may be amended from time to time in accordance with section 5.1 of the Arrangement Agreement or 6.1 of the Plan of Arrangement;

"Registrar" means the Registrar under the Corporations Act;

"Transferred Assets" means the Transferred Properties and the Transferred Cash;

"Transfer Agent" means Computershare Trust Company of Canada;

"Transferred Properties" means all of the issued shares of Minera Canarc de Mexico SA de CV to be transferred, directly or indirectly, from Canarc to Caza pursuant to paragraph 3.1.2 hereof;

1.2 Headings

The division of this Plan of Arrangement into articles, sections, subsections and paragraphs, and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or part hereof. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections, subsections and paragraphs are to articles, sections, subsections and paragraphs to this Plan of Arrangement.

1.3 Extended Meanings

In this Plan of Arrangement, words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders, and words importing persons shall include individuals, partnerships, associations, forms, trusts, unincorporated organizations and corporations.

1.4 Currency

All references to currency herein are to lawful money of Canada unless otherwise specified herein.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

ARTICLE 3

THE ARRANGEMENT

3.1 The Arrangement

On the Effective Date, the following shall occur and be deemed to occur in the following order without further act or formality, notwithstanding anything contained in the provisions attaching to any of the securities of Canarc or of Caza, and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

3.1.1 Caza shall issue to Canarc 14,346,801 Caza Common Shares which, combined with the 100 Caza Common Shares currently issued to Canarc, shall total 14,346,901 Caza Common Shares, being all of the issued share capital of Caza as of the Effective Date;

3.1.2 Canarc will transfer the Transferred Assets to Caza in consideration for Caza issuing to Canarc that number of shares set out above, which total shares of Caza shall have an aggregate redemption and retraction price and fair market value equal to the Net Fair Market Value of the Transferred Assets at the time of the transfer.

3.1.3 Canarc will announce the Dividend Record Date and complete the Dividend and share issuance to its shareholders in accordance with the policies of the TSX and all applicable corporate and security laws, orders and regulations.

3.2 Deemed Fully Paid and Non-Assessable Shares

All Caza Common Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the Corporations Act.

3.3 Fractional Shares of Caza

Fractional interests in Caza Common Shares created by the sale and transfer set out in section 3.1.3 will be rounded down to the nearest whole Caza Common Share.

3.4 Supplementary Actions

Notwithstanding that the transaction and events set out in section 3.1 shall occur and shall be deemed to occur in the order therein set out without any act or formality, each of Canarc and Caza shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further documents or evidence any of the transactions or events set out in section 3.1, including without limitation, any resolutions of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, any promissory notes and receipts therefor and any necessary addition to or deletions from share registers.

ARTICLE 4

4.1 Removed by consent

ARTICLE 5

CERTIFICATES

5.1 Entitlement to Share Certificates

As soon as practicable after the Effective Date, Caza or Canarc shall deliver to the Transfer Agent for the benefit of holders of Canarc Common Shares, share certificates representing in the aggregate the Caza Common Shares to which such holders are entitled (being a maximum of 11,955,751 Common Shares of Caza) following the Arrangement and shall deliver such certificates to the Transfer Agent to be delivered to such holders in accordance with the terms hereof.

5.2 Caza Common Share Certificates

As soon as practicable after the Effective Date, Caza shall cause to be issued to the registered holders of Caza Common Shares at the close of business on the Dividend Record Date or as otherwise determined by the TSX, share certificates representing in the aggregate the Caza Common Shares to which such holders are entitled and shall cause such certificates to be delivered or mailed to such holders in accordance wit the terms thereof.

5.3 Dividends and Distributions

All dividends paid and distributions made in respect of Caza Common Shares after the Effective Date but prior to a certificate therefore being delivered to a Shareholder in accordance in paragraph 5.2 and 5.4, shall be paid to the Transfer Agent to be held by the Transfer Agent in trust for such Shareholder. The Transfer Agent shall pay and deliver to any such Shareholder, as soon as reasonably practicable after application therefor is made by such Shareholder to the Transfer Agent in such form as the Transfer Agent may reasonably require, such dividends, distributions, cash and interest accrued, net of withholding and other takes, to which such Shareholder is entitled.

5.4 Use of Postal Services

Any share certificate or cheque which any person is entitled to receive in accordance with this Plan of Arrangement shall (unless the Transfer Agent shall have received instructions to the contrary from or on behalf of such person prior to the Effective Date) be forwarded by first class mail, postage prepaid, or in the case of postal disruption Canada, by such other means as the Transfer Agent may deem prudent.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1 Amendment

This Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Date, be amended in a manner not materially prejudicial to the shareholders of Canarc by written agreement of Canarc and Caza without, subject to applicable law, further notice to or authorization on the part of the shareholders of Canarc for any reason whatsoever.

6.2 Termination

This Plan of Arrangement may, at any time before or after the holding of the Meeting but no later than the Effective Date, be terminated by the board of directors of Canarc without further notice to, or action on the part of, its shareholders.

Without limiting the generality of the foregoing, Canarc may terminate this Plan of Arrangement:

6.2.1 in the event that any right of dissent, if any, is specifically provided for by Court order in respect of Canarc Common Shares, immediately prior to the Effective Date, in the event any shareholders have exercised their right of dissent; or

6.2.2 if prior to the Effective Date there is a material change in the business, operations, properties, assets, liabilities or condition, financial or otherwise, of Canarc and its subsidiaries, taken as a whole, or in Caza, or any change in general economic conditions, interest rates or any outbreak or material escalation in, or the cessation of, hostilities or any other calamity or crisis, or there should develop, occur or come into effect any occurrence which has a material effect on the financial markets of Canada and the board of directors of Canarc determines in its sole judgment that it would be inadvisable in such circumstances for Canarc to proceed with the Arrangement.

6.3 Effect of Termination

Upon the termination of this Plan of Arrangement pursuant to section 6.2 hereof, no party shall have any liability or further obligation to any other party hereunder.

APPENDIX II – Draft Court Order

P:\Clients\1-Sedar\Canarc\CazaGold\PlanArrangement\ArrangAgmt\Arr-AgtFINAL.doc

No. ____________
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER *THE BUSINESS CORPORATIONS ACT*, SBC 2002, c. 57
AND
IN THE MATTER OF AN ARRANGEMENT CONCERNING CANARC RESOURCE CORP.

ORDER

BEFORE JUSTICE/MASTER) MONDAY, THE 12th DAY
)
) OF MAY, 2008

THE PETITION of the petitioner coming on for hearing at Vancouver, British Columbia on the 12th day of May, 2008, and on hearing Robert D. Holmes, counsel for the petitioner and on reading the affidavit of ____________ sworn __________ in this proceeding;

1. THIS COURT ORDERS that notice of the Petition and all materials filed herein be deemed to have been effectively given by the petitioner having mailed or delivered to its shareholders, directors and auditors, in accordance with the Business Corporations Act (B.C.) and its articles, copies of the Notice of Meeting, Information Circular, Arrangement Agreement, Proxy and Notice of Hearing in the forms attached as Exhibits "A", "B", "C" to the Affidavit of __________ (collectively the "Notice Documents"), on or about ______________, and that such notice constitutes good and sufficient service in respect of the Notice Documents, the petition and the supporting affidavit herein on each of them, such that no other form of service need by made and no other material need be served on any of them in respect of these proceedings, and such service shall be deemed to have been effective on the seventh day next following the date of mailing of the Notice Documents.

2. AND THIS COURT FURTHER ORDERS that the accidental omission to give notice of the Notice Documents, or the non-receipt of such notice by any persons specified in paragraph 2, shall not invalidate any resolution passed or proceeding taken at the April 29, 2008 Annual and Special Meeting of the shareholders of Canarc Resource Corp. (the "Meeting"), nor shall it invalidate these proceedings or any Order made herein.

3. AND THIS COURT FURTHER ORDERS AND DECLARES that the arrangement as amended (the "Arrangement") was duly passed at the Meeting, having received more than the required 2/3 of the votes cast by shareholders of Canarc Resource Corp. voting on the resolution at the Meeting.

4. AND THIS COURT FURTHER ORDERS that the time for hearing the Petition be abridged and set for May 12, 2008.

5. AND THIS COURT FURTHER ORDERS that any shareholder of the petitioner may appear on the application to this Court proposed to be made on May 12, 2008 for approval of the Arrangement, provided such shareholder has filed with this Court and/or served on the solicitors for the petitioner before 11:00 a.m. on May 7, 2008 an Appearance setting out such shareholder's address for service and copies of any evidence or material which such shareholder intends to present to the Court.

6. AND THIS COURT FURTHER ORDERS that the Arrangement be approved as being fair to the Petitioner and each securityholder of the Petitioner, and that each of the Petitioner and its securityholders, and Caza Gold Corp., be bound by such Arrangement on and subject to the terms and conditions set forth in the Plan of Arrangement and the Arrangement Agreement.

7. AND THIS COURT FURTHER ORDERS that the Petitioner shall be at liberty to apply for such further Orders as it may deem necessary or desirable in connection with the Arrangement.

BY THE COURT

DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM:

____
Counsel for the Petitioner

No. S063787
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE BUSINESS CORPORATIONS ACT,
SBC 2002, c. 57

AND:

IN THE MATTER OF AN ARRANGEMENT BETWEEN PETAQUILLA MINERALS LTD.
AND PETAQUILLA COPPER LTD.

ORDER

Holmes & King
Barristers & Solicitors
1300 - 1111 West Georgia Street
Vancouver, B.C.
V6E 4M3
[(604)681-1310]

Attention: Robert D. Holmes

File No. 20301/201

p:\clients\1-sedar\canarc\caxagold\planarrangement\arrangagmt\arr-agtfinal.doc

SEC File No: 82-35230

CAZA GOLD CORP.

NEWS RELEASE

Caza Gold Retires $300,000 Debt Financing; Options Los Angeles Gold Properties in Chihuahua, Mexico; Raises $1,155,000 Equity Financing; Drills Los Arrastres Properties in Guanajuato, Mexico

Vancouver, Canada – September 29, 2008 – Caza Gold Corp. announces that the $300,000 debt financing raised late last year for working capital has been retired. The financing was in the form of a demand loan bearing simple interest at 9% per annum. Nine of the 16 lenders were either management or directors of either Caza or Canarc Resource Corp.

The demand loan was retired earlier this year by the re-payment of $20,000 and the issuance of 2.8 million units of Caza Gold Corp. priced at $0.10 per unit. Each unit consisted of one common share and a half warrant, each full warrant entitling the holder to purchase one additional common share at $0.12 within an 18 month period.

Caza is also pleased to announce that it has acquired an option to purchase a 100% interest in the Los Angeles mineral properties (160 hectares) located in the Ocampo gold district of Chihuahua State, Mexico. The purchase price is US$1 million, to be made in a schedule of escalating cash payments over a 4 year period, subject to a 3% NSR production royalty.

The Los Angeles properties are strategically located between the 3.5 million oz (gold equivalent) Pinos Altos gold mine now under development by Agnico-Eagle to the north, and the 6.2 million oz (gold equivalent) producing Ocampo gold mine owned by Gammon Gold to the south.

The properties cover a strong, north-west trending, gold-bearing quartz vein-stockwork zone that can be traced for over 2 km but has never been drilled. Caza plans to commence a Phase 1 surface exploration program of geological mapping, geochemical sampling and backhole trenching in the 4th Quarter, 2008.

Caza Gold successfully closed a $1,155,000 equity financing in the 3rd Quarter 2008, in the form of a private placement of 4.62 million units at $0.25 per unit, each unit consisting of one common share and one half share purchase warrant. Each full warrant can be exercised to purchase an additional common share for $0.35 within an 18 month period.

A Phase 1 drilling program was undertaken this summer on the Los Arrastres properties in Guanajuato, Mexico. Preliminary results confirm the presence of anomalous gold in each of the three mineralized zones drilled but not in economic quantities. Final results are still being interpreted and will be reported in the 4th Quarter 2008.

Caza Gold Corp. is an unlisted gold exploration company that was spun out of Canarc Resource Corp. to Canarc shareholders in order to facilitate the financing, acquisition and exploration of strategic gold properties in Mexico.

CAZA GOLD CORP.

Per:

BJCooke

Bradford Cooke
Chairman and CEO

For more information, please contact Gregg Wilson Toll free: 877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email gwilson@canarc.net .

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward looking statements" involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company's filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Caza Gold Corp.
301 – 700 West Pender Street
Vancouver, B.C. V6C 1G8

ITEM 2. DATE OF MATERIAL CHANGE

September 29, 2008

ITEM 3. NEWS RELEASE

September 29, 2008

ITEM 4. SUMMARY OF MATERIAL CHANGE

Caza Gold Corp. ("Caza"), announced that it has retired a $300,000 debt financing raised late last year for working capital. The financing was in the form of a demand loan bearing simple interest at 9% per annum. The demand loan was retired by the re-payment of $20,000 and the issuance of 2.8 million units of Caza priced at $0.10 per unit. Each unit consisted of one common share and one half warrant. Each full warrant entitles the holder to purchase one additional common share at $0.12 per share on or before January 31, 2010..

Caza also announced that it has acquired an option to purchase a 100% interest in the Los Angeles mineral properties (160 hectares) located in the Ocampo gold district of Chihuahua State, Mexico. The purchase price is US$1 million, to be made in a schedule of escalating cash payments over a 4 year period, subject to a 3% NSR production royalty.

The Los Angeles properties are strategically located between the 3.5 million oz (gold equivalent) Pinos Altos gold mine now under development by Agnico-Eagle to the north, and the 6.2 million oz (gold equivalent) producing Ocampo gold mine owned by Gammon gold to the south. Caza plans to commence a Phase 1 surface exploration program of geological mapping, geochemical sampling and backhoe trenching in the 4th Quarter, 2008.

Caza also announced that it has successfully closed a $1,155,000 equity financing in the 3rd Quarter 2008. The equity financing took the form of a private placement of 4.62 million units at $0.25 per unit, each unit consisting of one common share and one half share purchase warrant. Each one full warrant can be exercised to purchase one additional common share at a price of $0.35, on or before March 29, 2010.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full Description of Material Change

As disclosed by the Company in its September 29, 2008 News Release, a copy of which is attached hereto, the Company is an unlisted gold exploration company that was spun out of Canarc Resource Corp. to Canarc shareholders in order to facilitate the financing, acquisition and exploration of strategic gold properties in Mexico. Also as disclosed in Caza's September 29, 2008 News Release, Caza has retired $300,000 in debt financing raised late last year for working capital by way of repayment of $20,000 and the issuance of 2.8 million units to the lenders. Nine of the 16 lenders were either management or directors of either Caza or Canarc Resource Corp.

Caza has also acquired an option to purchase a 100% interest in the Los Angeles mineral properties located in the Ocampo gold district of Chihauhau State, Mexico for a purchase price of US$1 million, to be made in a schedule of escalating cash payments over a 4 year period, subject to a 3% NSR production royalty. $15,000 of the purchase price was payable on signing the Letter of Intent (paid), as well as $20,000 in shares (as yet to be paid).

Caza has successfully closed a $1,155,000 equity financing on September 29, 2008 (the Company's 3rd Quarter 2008) in the form of a private placement of 4.62 million units at $0.25 per unit, each unit consisting of one common share and one half share purchase warrant. Each full warrant can be exercised to purchase one additional common share for $0.35 on or before March 29, 2010.

A Phase 1 drilling program was undertaken this summer on the Los Arrastres properties in Guanajuato, Mexico. Preliminary results confirm the presence of anomalous gold in each of the three mineralized zones drilled but not in economic quantities. Final results are still being interpreted and will be reported in the 4th Quarter 2008.

5.2 Disclosure for Restructuring Transactions

N/A

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. EXECUTIVE OFFICER

Contact: Philip Yee
Telephone: (604) 685-9700

ITEM 9. DATE OF REPORT

DATED at Vancouver, BC, this 2nd day of October, 2008.

CAZA GOLD CORP.

NEWS RELEASE

Caza Gold Retires $300,000 Debt Financing; Options Los Angeles Gold Properties in Chihuahua, Mexico; Raises $1,155,000 Equity Financing; Drills Los Arrastres Properties in Guanajuato, Mexico

Vancouver, Canada – September 29, 2008 – Caza Gold Corp. announces that the $300,000 debt financing raised late last year for working capital has been retired. The financing was in the form of a demand loan bearing simple interest at 9% per annum. Nine of the 16 lenders were either management or directors of either Caza or Canarc Resource Corp.

The demand loan was retired earlier this year by the re-payment of $20,000 and the issuance of 2.8 million units of Caza Gold Corp. priced at $0.10 per unit. Each unit consisted of one common share and a half warrant, each full warrant entitling the holder to purchase one additional common share at $0.12 within an 18 month period.

Caza is also pleased to announce that it has acquired an option to purchase a 100% interest in the Los Angeles mineral properties (160 hectares) located in the Ocampo gold district of Chihuahua State, Mexico. The purchase price is US$1 million, to be made in a schedule of escalating cash payments over a 4 year period, subject to a 3% NSR production royalty.

The Los Angeles properties are strategically located between the 3.5 million oz (gold equivalent) Pinos Altos gold mine now under development by Agnico-Eagle to the north, and the 6.2 million oz (gold equivalent) producing Ocampo gold mine owned by Gammon Gold to the south.

The properties cover a strong, north-west trending, gold-bearing quartz vein-stockwork zone that can be traced for over 2 km but has never been drilled. Caza plans to commence a Phase 1 surface exploration program of geological mapping, geochemical sampling and backhole trenching in the 4th Quarter, 2008.

Caza Gold successfully closed a $1,155,000 equity financing in the 3rd Quarter 2008, in the form of a private placement of 4.62 million units at $0.25 per unit, each unit consisting of one common share and one half share purchase warrant. Each full warrant can be exercised to purchase an additional common share for $0.35 within an 18 month period.

A Phase 1 drilling program was undertaken this summer on the Los Arrastres properties in Guanajuato, Mexico. Preliminary results confirm the presence of anomalous gold in each of the three mineralized zones drilled but not in economic quantities. Final results are still being interpreted and will be reported in the 4th Quarter 2008.

Caza Gold Corp. is an unlisted gold exploration company that was spun out of Canarc Resource Corp. to Canarc shareholders in order to facilitate the financing, acquisition and exploration of strategic gold properties in Mexico.

CAZA GOLD CORP.

Per: [signature]

Bradford Cooke
Chairman and CEO

For more information, please contact Gregg Wilson Toll free: 877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email gwilson@cvmarc.net .

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward looking statements" involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company's filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

SEC File No
82-35230

CAZA GOLD CORP.

(Date of Incorporation: November 15, 2007)

Consolidated Financial Statements

Six Months ended June 30, 2008

(Unaudited – Prepared by Management)

Notice to Readers of the Interim Unaudited Consolidated Financial Statements
For the Six Months Ended June 30, 2008

The interim unaudited consolidated financial statements of Caza Gold Corp. (the "Company") for the six months ended June 30, 2008 ("Financial Statements") including the comparative financial statements at December 31, 2007 have been prepared by management. The Financial Statements are stated in terms of Canadian dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

CAZA GOLD CORP.

(Date of incorporation: November 15, 2007)
Consolidated Balance Sheets
(Unaudited – Prepared by Management)

	June 30, 2008	December 31, 2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 436,622	$ 299,810
Receivables and prepaids	116,249	424
	552,871	300,234
Noncurrent Assets		
Mineral properties (Note 6)	760,741	-
Equipment (Note 7)	3,157	-
	763,898	-
	$ 1,316,769	$ 300,234
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 278,864	$ 26,740
Notes payable (Note 8)	314,723	300,962
	593,587	327,702
Shareholders' Equity		
Share capital (Note 9)	301,284	1
Common shares subscribed (Note 9)	550,000	-
Deficit	(128,102)	(27,469)
	723,182	(27,468)
	$ 1,316,769	$ 300,234

Nature of operations (Note 1)
Commitments and contingencies (Note 6)
Subsequent events (Notes 8 and 9)

Refer to the accompanying notes to the consolidated financial statements.

Approved by the Directors:

/s/ *Bradford Cooke* — Director

/s/ *Philip Yee* — Director

CAZA GOLD CORP.

(Date of incorporation: November 15, 2007)
Consolidated Statements of Operations
(Unaudited – Prepared by Management)

	Three Months Ended June 30, 2008	Six Months Ended June 30, 2008
Expenses:		
Corporate development	$ 4,405	$ 19,000
Employee remuneration (Note 10)	14,537	15,419
Foreign exchange gain	(1,128)	(754)
Legal	30,840	78,765
Office and sundry	5,838	11,517
Loss before the undernoted	(54,492)	(123,947)
Interest expense	(6,957)	(13,761)
Interest and other income	500	500
Loss for the period	$ (60,949)	$ (137,208)
Basic and diluted loss per share	$ (0.08)	$ (0.35)
Weighted average number of shares outstanding	788,386	394,243

Refer to the accompanying notes to the consolidated financial statements.

CAZA GOLD CORP.

(Date of incorporation: November 15, 2007)
Consolidated Statements of Shareholders' Equity
(Unaudited – Prepared by Management)

	Six months ended June 30, 2008		From November 15, 2007 to December 31, 2007	
	Shares	Amount	Shares	Amount
Common shares:				
Balance, beginning of period	100	$ 1	100	$ 1
Issued:				
Plan of arrangement (Note 5)	14,346,800	301,283	-	-
Balance, end of period	14,346,900	301,284	100	1
Common shares subscribed:				
Balance, beginning of period		-		-
Private placement (Note 9)		550,000		-
Balance, end of period		550,000		-
Deficit:				
Balance, beginning of period		(27,469)		-
Plan of arrangement (Note 5)		36,575		-
Loss for the period		(137,208)		(27,469)
Balance, end of period		(128,102)		(27,469)
Total Shareholders' Equity		$ 723,182		$ (27,468)

Refer to the accompanying notes to the consolidated financial statements.

CAZA GOLD CORP.

(Date of incorporation: November 15, 2007)
Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three Months Ended June 30, 2008	Six Months Ended June 30, 2008
Cash provided from (used for):		
Operations:		
Loss for the period	$ (60,949)	$ (137,208)
Items not involving cash:		
Accrued interest on notes payable	6,958	13,761
	(53,991)	(123,447)
Changes in non-cash working capital items:		
Receivables and prepaids	(2,033)	(3,073)
Accounts payable and accrued liabilities	(8,317)	(2,331)
	(64,341)	(128,851)
Financing:		
Subscription for common shares	550,000	550,000
Investing:		
Acquisition of subsidiary (Note 5)	(284,337)	(284,337)
Increase in cash and cash equivalents	201,322	136,812
Cash and cash equivalents, beginning of the period	235,300	299,810
Cash and cash equivalents, end of period	$ 436,622	$ 436,622
Non-cash financing and investing activities:		
Shares issued pursuant to the plan of arrangement (Note 5)	$ 301,283	$ 301,283
Deficit adjustment for acquisition	$ 36,575	$ 36,575

Refer to the accompanying notes to the consolidated financial statements.

CAZA GOLD CORP.

(Date of incorporation: November 15, 2007)
Consolidated Statements of Mineral Property Expenditures
(Unaudited – Prepared by Management)

	Los Arrastres	Santiago	Santiago Fraction	Other	Total
Acquisition Costs:					
Balance, beginning of period	$ -	$ -	$ -	$ -	$ -
Plan of arrangement (Note 5)	169,379	127,659	7,603	15,506	320,147
Balance, ending of period	169,379	127,659	7,603	15,506	320,147
Deferred Exploration Expenditures:					
Balance, beginning of period	-	-	-	-	-
Plan of arrangement (Note 5)	389,840	50,754	-	-	440,594
Balance, ending of period	389,840	50,754	-	-	440,594
Mineral properties, ending of period	$ 559,219	$ 178,413	$ 7,603	$ 15,506	$ 760,741

Refer to the accompanying notes to the consolidated financial statements.

CAZA GOLD CORP.

(Date of incorporation: November 15, 2007)
Notes to the Consolidated Financial Statements
Six Months ended June 30, 2008
(Unaudited – Prepared by Management)

1. Nature of Operations

Caza Gold Corp. (the "Company") was incorporated on November 15, 2007 under the laws of British Columbia. The Company was previously a wholly-owned subsidiary of Canarc Resource Corp. ("Canarc") until the Plan of Arrangement (the "Arrangement") between the Company and Canarc which became effective as of June 25, 2008. Note 5 provides further details of the Arrangement.

The Company is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves that are economically recoverable. The recoverability of amounts capitalized for mineral properties is dependent upon the ability of the Company to arrange appropriate financing as needed, the discovery of economically recoverable reserves in its mineral properties, the development of its properties, confirmation of the Company's interest in the underlying properties (Note 6), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $128,102 at June 30, 2008. Furthermore, the Company has working capital deficiency of $40,716 as at June 30, 2008, which is not sufficient to achieve the Company's planned business objectives. These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Minera Canarc de Mexico S.A. de C.V.

All significant intercompany transactions and balances have been eliminated.

(b) Cash and cash equivalents:

Cash and cash equivalents include cash and short-term liquid investments having terms to maturity when acquired of three months or less. Short-term investments having terms to maturity when acquired of greater than three months and less than one year are included in marketable securities or other investments as appropriate.

2. Significant Accounting Policies (continued)

(c) Mineral properties:

All costs related to investments in mineral properties are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and are not intended to reflect present or future values.

(d) Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 10% to 30% annually. Amortization on equipment used directly on exploration projects is included in mineral properties.

(e) Asset retirement obligations:

Any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, are recognized if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset. The Company assessed its mineral properties, and based upon such assessments, there were no known material asset retirement obligations as at June 30, 2008.

(f) Earnings per share:

Basic earnings per share is computed by dividing the earnings available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, earnings available to common shareholders equals the reported earnings. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company's case, diluted earnings per share presented is the same as basic earnings per share as the effect of outstanding options and warrants in the earnings per share calculation would be anti-dilutive.

2. Significant Accounting Policies (continued)

(g) Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to fair values and allocations in business combinations, impairment of mineral properties, determination of reclamation obligations, and valuation allowances for future income tax assets. Actual results could differ from those estimates.

(h) Fair value of financial instruments:

The fair values of the Company's cash and cash equivalents, receivables, accounts payable and accrued liabilities, and notes payable approximate their carrying values due to the short terms to maturity.

(i) Variable interest entities:

Consolidation principles apply to entities that meet the definition of a variable interest entity ("VIE"). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both. The Company does not have any VIE's.

(j) Financial instruments:

(i) CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement:

The standard addresses the classification, recognition and measurement of financial instruments in the financial statements. This standard requires all financial instruments within its scope, including derivatives, to be included in the Company's balance sheet and measured either at fair value on initial recognition or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are recognized in the statements of operations.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to the adoption date are recognized by adjusting accumulated other comprehensive income.

2. **Significant Accounting Policies** (continued)

(j) Financial instruments: (continued)

(i) CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement: (continued)

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

- Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings;

- Available-for-sale financial assets are measured at fair value based on quoted market prices. Investment in equity instruments classified as available-for-sale that does not have a quoted market price in an active market is measured at cost. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet either by disposition or permanent impairment at which time the realized gain or loss is transferred to net earnings;

- Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise; and

- All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

(ii) CICA Handbook Section 3865 – Hedging:

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(iii) CICA Handbook Section 1530 - Comprehensive Income:

Comprehensive income is the change in shareholders' equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income" until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

2. **Significant Accounting Policies** (continued)

(k) New Accounting Pronouncements:

(i) Capital disclosures:

In February 2007, the CICA issued Handbook Section 1535, "Capital Disclosures", which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and procedures for managing capital. The new section is effective for years beginning on or after October 1, 2007. Note 3 provides further details.

(ii) Financial instruments:

In February 2007, the CICA issued two new standards, Section 3862 "Financial Instruments Disclosures" and Section 3863 "Financial Instruments Presentation". These sections replace the existing Section 3861, "Financial Instruments Disclosure and Presentation". Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity's financial position and performances, nature and extent of risks arising from financial instruments, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interests, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. Note 4 provides further details.

(iii) Goodwill and intangible assets:

In February 2008, the CICA issued Handbook Section 3064 "Goodwill and intangible assets", replacing Section 3062, "Goodwill and other intangible assets" and Section 3450, "Research and development costs". This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for years beginning on or after October 1, 2008. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

2. Significant Accounting Policies (continued)

(k) New accounting pronouncements: (continued)

(iv) International Financial Reporting Standards ("IFRS"):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(v) Going concern:

In June 2007, the CICA amended Handbook Section 1400, "General Standards of Financial Statement Presentation", which requires management to make an assessment of the Company's ability to continue as a going-concern. When financial statements are not prepared on a going-concern basis. that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going-concern. The new section is effective for years beginning on or after January 1, 2008. The Company does not expect the adoption of the standards to result in any material changes to the Company's financial statements.

3. Management of Capital

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company considers the components of shareholders' equity, as well as its cash and equivalents and notes payable as capital. The Company manages its capital structure and makes adjustments to them in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, issue debt, acquire or dispose assets, and / or adjust the amount of investments. The Company is not subject to externally-imposed capital requirements.

There were no changes to the Company's approach to capital management during the six months ended June 30, 2008.

4. Management of Financial Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes commodity price risk, foreign exchange risk and interest rate risk. The types of risk exposure and the way in which such exposure is managed are provided as follows:

(a) Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company's holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short term cash requirements and commitments.

Accounts payable and accrued liabilities are due within the current operating period.

(c) Market risk:

The significant market risk exposures to which the Company is exposed are commodity price risk, foreign exchange risk, and interest rate risk.

(i) Commodity price risk:

The value of the Company's mineral properties is dependent on the price of gold and the outlook for this precious mineral. The Company does not have any hedging or other commodity based risks respecting its operations.

Market prices for this precious metal historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators. The Company has elected not to actively manage its commodity price risk.

4. **Management of Financial Risk** (continued)

(c) Market risk: (continued)

(ii) Foreign exchange risk:

The Company's mineral properties which are located in Mexico would subject it to foreign currency fluctuations including currency transaction risk and currency translation risk.

	Held in Mexican Pesos (stated in Canadian dollars)
Financial assets	$ 170,655
Financial liabilities	(254,455)
Net financial liabilities	$ (83,800)

Based upon the above net exposure as at June 30, 2008 and assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar relative to the Mexican pesos could result in a decrease/increase of $8,380 in the Company's net earnings.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(iii) Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents.

5. **Plan of Arrangement**

On June 25, 2008, the Company closed the Arrangement with Canarc whereby approximately 83% of Canarc's interest in the Company was distributed to the shareholders of Canarc. Under the Arrangement, Canarc transferred all its interest in its wholly-owned Mexican subsidiary, Minera Canarc de Mexico S.A. de C.V., which holds all the rights to the Mexican gold exploration properties (Note 6) to the Company in return for 14,346,800 shares of the Company, of which Canarc distributed 11,950,750 shares of the Company by way of a dividend in kind to Canarc's shareholders on the basis of one share of the Company for every six shares of Canarc held by Canarc's shareholders as of the dividend record date. Canarc continues to hold 2,396,150 shares of the Company representing approximately a 17% interest in the Company. The property rights which were transferred from Canarc to the Company include Los Arrastres, Santiago and Santiago Fraction properties.

The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. Final valuation estimates of mineral properties, contingencies and future income tax assets/liabilities, if any, are not yet complete due to inherent complexity associated with the valuations. The purchase price allocation is preliminary and subject to adjustment over the course of 2008 on completion of the valuation process and analysis of resulting tax effects; such adjustments could be material to these financial statements.

The preliminary fair value of assets and liabilities acquired and the consideration paid is as follows:

Fair market value of assets acquired:

	Minera Canarc de Mexico S.A. de C.V.
Assets:	
Cash	$ 170,655
Receivables and prepaids	112,752
Equipment	3,157
Mineral properties	760,741
Liabilities:	
Accounts payables and other accrued liabilities	(254,455)
Total	$ 792,850

5. Plan of Arrangement (continued)

Consideration given:

	Minera Canarc de Mexico S.A. de C.V.
Share consideration	$ 301,283
Advances on acquisition	454,992
Other consideration	36,575
Total	$ 792,850

6. Mineral Properties

(a) Los Arrastres:

In February 2007, Canarc entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making US$2.5 million in cash payments and spending US$2 million on exploration over a 3 year period. The vendor will retain a 2% NSR and Canarc had the right to reduce the NSR to 1% by paying US$1 million at any time. Canarc made an initial payment of US$50,000 upon the signing of the option agreement and a further payment of US$75,000 in August 2007. Then in February 2008, Canarc made a cash payment of US$25,000. Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to the Company (Note 5).

(b) Santiago:

In May 2007, Canarc entered into an option agreement to acquire a 100% interest in the Santiago gold property by making US$2 million in cash payments over a 5 year period and spending US$200,000 on exploration over a 2 year period. The vendor will retain a 2% NSR. Canarc made an initial payment of US$30,000 was made upon the signing of the option agreement and a further payment of US$30,000 in November 2007. Then in May 2008, Canarc made a cash payment of US$60,000. Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to the Company (Note 5).

(c) Santiago Fraction:

In September 2007, Canarc entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying US$25,000 in cash after 1 year, and spending up to US$1 million in exploration over a 5-year period. Canarc issued 15,000 common shares at a deemed value of $0.45 per share in 2007. Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to the Company (Note 5).

6. Mineral Properties (continued)

(d) Expenditure options:

As at June 30, 2008, to maintain the Company's interest and to fully exercise the options under various property agreements covering its properties, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance Royalty Payments (U.S. dollars)	Expenditure Commitments (US dollars)
Los Arrastres (Note 6(a))		
Option payments and expenditure commitments	$ 2,350,000	$ 1,631,304
Net profit interest reduction or buydown	1,000,000	-
Santiago (Note 6(b))	1,940,000	152,639
Santiago Fraction (Note 6(c))	25,000	1,000,000
	$ 5,315,000	$ 2,783,943

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(e) Mineral properties contingencies:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

7. Equipment

	June 30, 2008 Cost	Accumulated Amortization	Net Book Value
Equipment	$ 3,607	$ 450	$ 3,157

8. Notes Payable

In December 2007, the Company received proceeds of $300,000 in demand loans of which $120,000 were from directors and officers of the Company. The loans were repayable on demand and bore an interest rate of 9% per annum. As at June 30, 2008, interest of $14,723 was accrued.

On July 31, 2008, the Company settled the principal of $280,000 in demand loans by the issuance of 2.8 million units at a deemed price of $0.10 per unit. Each unit was comprised of one common share and one-half of a whole share purchase warrant; each warrant is exercisable to acquire one common share at $0.12 until January 31, 2010. The remaining principal of $20,000 was paid in cash, and all accrued interest of $17,129 as of July 31, 2008 was paid in cash.

9. Share Capital

Authorized and issued:

The authorized share capital of the Company is comprised of unlimited common shares without par value.

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date, except in the case of common shares issued on exercise of stock options and share appreciation rights under the Company's stock option plan, which include the fair value of related options or rights previously allocated to contributed surplus.

The Company has proceeded with a private placement for up to 4.6 million units at a price of $0.25 per unit. Each unit is comprised of one common share and one-half of a whole share purchase warrant; each warrant is exercisable to acquire one common share at $0.35 and has a term of 18 months.

10. Related Party Transactions

Related party transactions during the six months ended June 30, 2008 include:

- $11,027 in salaries paid to the directors of the Company; and
- $54,052 in legal fees to a law firm in which a senior officer of the Company is a partner.

Principal of $110,000 in demand loans owed to the directors of the Company were settled by the issuance of units (Note 8).

Details of the Arrangement between the Company and Canarc are provided in Note 5.

11. Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for mineral properties as disclosed in Note 6.

CORPORATE INFORMATION

HEAD OFFICE	#301 – 700 West Pender Street Vancouver, BC, Canada, V6C 1G8 Telephone: (604) 685-9700 Facsimile: (604) 685-9744
DIRECTORS	Bradford Cooke Philip Yee
OFFICERS	Bradford Cooke – Chairman and Chief Executive Officer James Moors – Vice-President, Exploration Philip Yee – Chief Financial Officer Stewart Lockwood – Secretary
REGISTRAR AND TRANSFER AGENT	Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street Vancouver, BC, Canada, V6C 3B9
SOLICITORS	Vector Corporate Finance Lawyers #1040 – 999 West Hastings Street Vancouver, BC, Canada, V6C 2W2

CAZA GOLD CORP.
(the "Company")

Management's Discussion and Analysis
For the Six Months Ended June 30, 2008

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward looking statements" involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.

1.0 Preliminary Information

The following Management's Discussion and Analysis ("MD&A") of Caza Gold Corp. (the "Company") should be read in conjunction with the accompanying unaudited consolidated financial statements for the six months ended June 30, 2008, which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles ("CAD GAAP"), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All information contained in the MD&A is as of August 29, 2008 unless otherwise indicated.

1.1 Background

The Company was incorporated on November 15, 2007 under the laws of British Columbia and is engaged in the acquisition, exploration, development and exploitation of precious metal properties in Mexico. The Company currently owns or holds, directly or indirectly, interests in precious metal properties, known as Los Arrastres, Santiago and Santiago Fraction, in Mexico, which were acquired pursuant to the Plan of Arrangement (the "Arrangement") between the Company and its previous parent company, Canarc Resource Corp. ("Canarc"). The Plan of Arrangement closed on June 25, 2008.

Plan of Arrangement:

On June 25, 2008, the Company closed the Arrangement with Canarc whereby approximately 83% of Canarc's interest in the Company was distributed to the shareholders of Canarc. Under the Arrangement, Canarc transferred all its interest in its wholly-owned Mexican subsidiary, Minera Canarc de Mexico S.A. de C.V., which holds all the rights to the Mexican gold exploration properties to the Company in return for 14,346,800 shares of the Company, of which Canarc distributed 11,950,750 shares of the Company by way of a dividend in kind to Canarc's shareholders on the basis of one share of the Company for every six shares of Canarc held by Canarc's shareholders as of the dividend record date. Canarc continues to hold 2,396,150 shares of the Company representing approximately a 17% interest in the Company.

The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. Final valuation estimates of mineral properties, contingencies and future income tax assets/liabilities, if any, are not yet complete due to inherent complexity associated with the valuations. The purchase price allocation is preliminary and subject to adjustment over the course of 2008 on completion of the valuation process and analysis of resulting tax effects; such adjustments could be material to these financial statements.

The preliminary fair value of assets and liabilities acquired and the consideration paid is as follows:

Fair market value of assets acquired:

		Minera Canarc de Mexico S.A. de C.V.
Assets:		
Cash	$	170,655
Receivables and prepaids		112,752
Equipment		3,157
Mineral properties		760,741
Liabilities:		
Accounts payables and other accrued liabilities		(254,455)
Total	$	792,850

Consideration given:

		Minera Canarc de Mexico S.A. de C.V.
Share consideration	$	301,283
Advances on acquisition		454,992
Other consideration		36,575
Total	$	792,850

1.2 Overall Performance

As the Company is focused on its exploration activities, there is no production, sales or inventory in the conventional sense. The recoverability of costs capitalized to mineral properties and the Company's future financial success will be dependent upon the extent to which it can discover mineralization and determine the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time. Many of the key factors are outside of the Company's control. The sales value of any mineralization discovered and developed by the Company is largely dependent upon factors beyond the Company's control such as the market prices of the metals produced. As the carrying value and amortization of mineral properties and capital assets are, in part, related to the Company's mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company's position and results of operations.

Gold prices continued to show strength as the cumulative annual average increased from US$445 in fiscal 2005 to US$603 in fiscal 2006 and US$695 in 2007, closing at US$838 on August 28, 2008. Gold prices achieved new highs in each of the past several years. In late 2005, prices reached a high of US$537, then US$725 in May 2006 and US$841 in November 2007 before reaching a high of US$1,011 in March 2008.

Los Arrastres property

In February 2007, Canarc entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making US$2.5 million in cash payments and spending US$2 million on exploration over a 3 year period. The vendor will retain a 2% NSR and Canarc had the right to reduce the NSR to 1% by paying US$1 million at any time. Canarc made an initial payment of US$50,000 was made upon the signing of the option agreement and a further payment of US$75,000 in August 2007. Then in February 2008, Canarc made a cash payment of US$25,000. Pursuant to the Arrangement which closed in June 2008, the property was transferred to the Company.

Santiago property

In May 2007, Canarc entered into an option agreement to acquire a 100% interest in the Santiago gold property by making US$2 million in cash payments over a 5 year period and spending US$200,000 on exploration over a 2 year period. The vendor will retain a 2% NSR. Canarc made an initial payment of US$30,000 upon the signing of the option agreement and a further payment of US$30,000 in November 2007. Then in May 2008, Canarc made a cash payment of US$60,000. Pursuant to the Arrangement which closed in June 2008, the property was transferred to the Company.

Santiago Fraction property

In September 2007, Canarc entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying US$25,000 in cash after 1 year, and spending up to US$1 million in exploration over a 5-year period. Canarc issued 15,000 common shares at a deemed value of $0.45 per share in 2007. Pursuant to the Arrangement which closed in June 2008, the property was transferred to the Company.

1.3 Selected Annual Information

All financial information is prepared in accordance with CAD GAAP, and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

		From November 15, 2007 to December 31, 2007
Total revenues	$	-
Income (loss) before discontinued operations and extraordinary items:		
(i) Total	$	(27,469)
(ii) Basic per share	$	(274.69)
(iii) Fully diluted per share	$	(274.69)
Net income (loss):		
(i) Total	$	(27,469)
(ii) Basic per share	$	(274.69)
(iii) Fully diluted per share	$	(274.69)
Total assets	$	300,234
Total long-term liabilities	$	-
Dividends per share	$	-

1.4 Results of Operations

Second Quarter of Fiscal 2008 – Six months ended June 30, 2008

The Company realized a net loss of $137,208 for the six months ended June 30, 2008. Expenses of $78,765 which were incurred for legal services for the Arrangement contributed significantly to the net loss for the period. Such expenses were shared between the Company and Canarc. Employee remuneration was higher in the second quarter as the Company increased its activities related to the acquisition of the Mexican properties from the Arrangement, and developing and implementing exploration programs for these properties. Corporate development reflects active due diligence and property evaluations in Mexico for acquisitions and to identify properties of merit for possible acquisitions. Property investigation fell in the second quarter relative to the first quarter of fiscal 2008 reflecting on the Company's earlier continual efforts in identifying properties of merit in Mexico which changed to an exploration focus as the Arrangement proceeded to close. Interest expense was attributable to the outstanding notes payable which bore an interest rate of 9% per annum in which $280,000 in notes payable were settled by the issuance of 2.8 million units at $0.10 per unit and the balance including all accrued interest were settled by cash.

The Company has no sources of operating revenues.

As at June 30, 2008, the Company has mineral properties which are comprised of the following:

	Los Arrastres	Santiago	Santiago Fraction	Other	Total
Acquisition Costs:					
Balance, beginning of period	$ -	$ -	$ -	$ -	$ -
Plan of arrangement	169,379	127,659	7,603	15,506	320,147
Balance, ending of period	169,379	127,659	7,603	15,506	320,147
Deferred Exploration Expenditures:					
Balance, beginning of period	-	-	-	-	-
Plan of arrangement	389,840	50,754	-	-	440,594
Balance, ending of period	389,840	50,754	-	-	440,594
Mineral properties, ending of period	$ 559,219	$ 178,413	$ 7,603	$ 15,506	$ 760,741

At June 30, 2008, to maintain its interest and to fully exercise the options under various property agreements covering the properties located in Mexico, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash to the optionors as follows:

	Option/Advance Royalty Payments (U.S. dollars)	Expenditure Commitments (US dollars)
Los Arrastres		
Option payments and expenditure commitments	$ 2,350,000	$ 1,631,304
Net profit interest reduction or buydown	1,000,000	-
Santiago	1,940,000	152,639
Santiago Fraction	25,000	1,000,000
	$ 5,315,000	$ 2,783,943

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

1.5 Summary of Quarterly Results

All financial information is prepared in accordance with CAD GAAP, and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The following table provides selected financial information of the Company for each of the last three quarters ended at the most recently completed quarter, June 30, 2008:

	2008 June 30	2008 Mar 31	From Nov 15, 2007 to Dec 31, 2007
Total revenues	$ -	$ -	$ -
Income (loss) before discontinued discontinued operations and extraordinary items:			
(i) Total	$ (60,949)	$ (76,259)	$ (27,469)
(ii) Basic per share	$ (0.08)	$ (762.59)	$ (274.69)
(iii) Fully diluted per share	$ (0.08)	$ (762.59)	$ (274.69)
Net income (loss):			
(i) Total	$ (60,949)	$ (76,259)	$ (27,469)
(ii) Basic per share	$ (0.08)	$ (762.59)	$ (274.69)
(iii) Fully diluted per share	$ (0.08)	$ (762.59)	$ (274.69)
Total assets	$ 1,316,769	$ 235,302	$ 300,234
Total long-term liabilities	$ -	$ -	$ -
Dividends per share	$ -	$ -	$ -

At incorporation on November 15, 2007, the Company issued 100 shares at $0.01 per share to Canarc. Pursuant to the Arrangement which closed on June 25, 2008, the Company issued 14,346,800 shares to Canarc to acquire the Mexican properties. The effect of the equity distribution is reflective in the significant change in the quarterly loss per share in the second quarter of fiscal 2008.

1.6 Liquidity and Capital Resources

The Company is in the development stage and has not yet determined whether its mineral properties contain reserves that are economically recoverable. The recoverability of amounts capitalized for mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production. The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller mineral exploration companies. Since its incorporation in 2007, the Company has endeavored to secure mineral properties that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects. To that end, the Company has expended its funds on mineral properties that it believes have the potential to achieve cash flow within a reasonable time frame. As a result, the Company has incurred losses during each of its fiscal periods since incorporation. This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of the Company's liquidity:

	June 30, 2008	December 31, 2007
Cash and cash equivalents	$ 436,622	$ 299,810
Working capital (deficiency)	$ (40,716)	$ (27,468)

Ongoing operating expenses continue to reduce the Company's cash resources and working capital.

In December 2007, the Company received proceeds of $300,000 in demand loans of which $120,000 were from directors and officers of the Company. The loans were repayable on demand and bore an interest rate of 9% per annum. As at June 30, 2008, interest of $14,723 was accrued. On July 31, 2008, the Company settled the principal of $280,000 in demand loans by the issuance of 2.8 million units at a deemed price of $0.10 per unit. Each unit was comprised of one common share and one-half of a whole share purchase warrant; each warrant is exercisable to acquire one common share at $0.12 until January 31, 2010. The remaining principal of $20,000 was paid in cash, and all accrued interest of $17,129 as of July 31, 2008 was paid in cash.

The Company has proceeded to raise equity financing of up to 4.6 million units at a price of $0.25 per unit. Each unit is comprised of one common share and one-half of a whole share purchase warrant; each warrant is exercisable to acquire one common share at $0.35 and has a term of 18 months.

The Company has a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements. Under Item 1.4, further details of contractual obligations are provided as at June 30, 2008. The Company will continue to rely upon equity financing as its principal source of financing its projects.

1.7 Capital Resources

Item 1.6 provides further details.

1.8 Off-Balance Sheet Arrangements

There are no known off-balance sheet arrangements which have not been disclosed.

1.9 Transactions with Related Parties

Related party transactions during the six months ended June 30, 2008 include:

- $11,027 in salaries paid to the directors of the Company; and
- $54,052 in legal fees to a law firm in which a senior officer of the Company is a partner.

Principal of $110,000 in demand loans owed to the directors of the Company were settled by the issuance of units. Item 1.6 provides further details.

Details of the Arrangement between the Company and Canarc are provided in Item 1.1.

1.10 Second Quarter

Items 1.4, 1.5 and 1.6 provide further details for the second quarter of fiscal 2008.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course and other than those already disclosed in this MD&A, before the board of directors for consideration.

1.12 Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to fair values and allocations in business combinations, mineral properties, determination of reclamation obligations, fair values of financial instruments, and valuation allowances for future income tax assets. Actual results could differ from those estimates.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

1.13 Changes in Accounting Policies Including Initial Adoption

New accounting pronouncements are as follows:

(i) Capital disclosures:

In February 2007, the CICA issued Handbook Section 1535, "Capital Disclosures", which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and procedures for managing capital. The new section is effective for years beginning on or after October 1, 2007.

(ii) Financial instruments:

In February 2007, the CICA issued two new standards, Section 3862 "Financial Instruments Disclosures" and Section 3863 "Financial Instruments Presentation". These sections replace the existing Section 3861, "Financial Instruments Disclosure and Presentation". Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity's financial position and performances, nature and extent of risks arising from financial instruments, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interests, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007.

(iii) Goodwill and intangible assets:

In February 2008, the CICA issued Handbook Section 3064 "Goodwill and intangible assets", replacing Section 3062, "Goodwill and other intangible assets" and Section 3450, "Research and development costs". This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are

unchanged from the standards included in the previous Section 3062. The new section is effective for years beginning on or after October 1, 2008. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

(iv) International Financial Reporting Standards ("IFRS"):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(v) Going concern:

In June 2007, the CICA amended Handbook Section 1400, "General Standards of Financial Statement Presentation", which requires management to make an assessment of the Company's ability to continue as a going-concern. When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going-concern. The new section is effective for years beginning on or after January 1, 2008. The Company does not expect the adoption of the standards to result in any material changes to the Company's financial statements.

1.14 Financial Instruments and Other Instruments

The Company's financial instruments approximate their carrying values.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company's credit risk is primarily attributable to its liquid financial assets including cash and equivalents. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper. In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents.

Items 1.13 provide further details of financial instruments.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company are as follows:

(a) may be found on SEDAR at www.sedar.com; and

(b) is also provided in the Company's unaudited consolidated financial statements for the six months ended June 30, 2008.

1.15.2 Outstanding Share Data

The Company's authorized share capital consists of unlimited common shares without par value.

Changes in the Company's share capital for the six months ended June 30, 2008 are as follows:

	Number of Shares		Amount
Balance at December 31, 2007	100	$	1
Issued:			
Plan of arrangement	14,346,800		301,283
Balance at June 30, 2008	14,346,900	$	301,284

At August 29, 2008, there were 14,346,900 common shares issued and outstanding.

At June 30, 2008, the Company had no outstanding stock options or share purchase warrants.

At August 29, 2008, there were 1.4 million warrants outstanding with an exercise price of $0.12 and an expiry date of January 31, 2010.

1.16 Outlook

Although it currently has sufficient capital to satisfy existing operating and administrative expenses in the short term, the Company will continue to depend upon equity capital to finance its existing projects. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

1.17 Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance.

Exploration and Development Risks

There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of bodies of commercial ore. The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Substantial expenditures are required to establish reserves through drilling and other work, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that funds required for development can be obtained

on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for exploitation concessions. There can be no guarantee that such concessions will be granted.

Financing Risks

There is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral properties.

The Company does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs. The development of the Company's properties may therefore depend on the Company's joint venture partners and on the Company's ability to obtain additional required financing. There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein. The Company's ability to continue as a going concern is dependent on the ability of the Company to raise equity capital financings, the attainment of profitable operations, external financings, and further share issuance to satisfy working capital and operating needs.

Estimates of Mineral Deposits

There is no assurance given by the Company that any estimates of mineral deposits herein will not change.

No assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited. Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grades and tonnages of ore ultimately mined may differ from that indicated by drilling results and other work. There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions. Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of projects. The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations.

Mineral Prices

There is no assurance given by the Company that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods. The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments

retaining their respective values. There is no assurance that the prices of gold and other precious and base metals will be such that the Company's properties can be mined at a profit.

Conflicts of Interest

There is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company's directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

Uninsured Risks

There is no assurance given by the Company that it is adequately insured against all risks.

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and Other Regulatory Requirements

There is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its properties, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required in order for the Company to commence production on its various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have

civil or criminal fines or penalties imposed for violations of applicable laws or regulations. New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks. These additional costs may have material adverse impact on the financial condition and results of the Company.

Foreign Countries and Regulatory Requirements

Certain of the Company's properties are located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business. Such changes have, in the past, included nationalization of foreign owned businesses and properties. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral properties.

Currency Fluctuation and Foreign Exchange Controls

The Company maintains a portion of its funds in U.S. dollar denominated accounts. Certain of the Company's property and related contracts are denominated in U.S. dollars. The Company's operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results. In addition future contracts may not be denominated in U.S. dollars and may expose the Company to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results. In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada. Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company's future profitability or ability to pay dividends.

Third Party Reliance

The Company's rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties. As a result, the *Company may* have no direct contractual relationship with the underlying property holder.

FORM 52-109F2 – Certification of Interim Filings

Venture Issuer Basic Certificate

I, Bradford J. Cooke, the Chief Executive Officer of Caza Gold Corp., certify the following:

1. *Review:* I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Caza Gold Corp. (the "Issuer") for the interim period ending June 30, 2008;

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings;

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

Date: August 29, 2008

/s/ *Bradford Cooke*

Bradford J. Cooke, Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that the processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109F2 – Certification of Interim Filings

Venture Issuer Basic Certificate

I, Philip Yee, the Chief Financial Officer of Caza Gold Corp., certify the following:

1. *Review:* I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Caza Gold Corp. (the "Issuer") for the interim period ending June 30, 2008;

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings;

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

Date: August 29, 2008

/s/ *Philip Yee*

Philip Yee, Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that the processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SEC File No
82-35230

CAZA GOLD CORP.

(Date of Incorporation: November 15, 2007)

Consolidated Financial Statements

Nine Months ended September 30, 2008

(Unaudited – Prepared by Management)

Notice to Readers of the Interim Unaudited Consolidated Financial Statements
For the Nine Months Ended September 30, 2008

The interim unaudited consolidated financial statements of Caza Gold Corp. (the "Company") for the nine months ended September 30, 2008 ("Financial Statements") including the comparative financial statements at December 31, 2007 have been prepared by management. The Financial Statements are stated in terms of Canadian dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

CAZA GOLD CORP.

(Date of incorporation: November 15, 2007)
Consolidated Balance Sheets
(Unaudited – Prepared by Management)

	September 30, 2008	December 31, 2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 577,883	$ 299,810
Receivables and prepaids	123,813	424
	701,696	300,234
Noncurrent Assets		
Mineral properties (Note 6)	227,814	-
Equipment (Note 7)	2,957	-
	230,771	-
	$ 932,467	$ 300,234
LIABILITIES AND SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)		
Current Liabilities		
Accounts payable and accrued liabilities	$ 222,341	$ 26,740
Notes payable (Note 8)	-	300,962
	222,341	327,702
Shareholders' Equity (Capital Deficiency)		
Share capital (Note 9)	1,718,284	1
Deficit	(1,008,158)	(27,469)
	710,126	(27,468)
	$ 932,467	$ 300,234

Nature of operations (Note 1)
Commitments and contingencies (Note 6)
Subsequent events (Notes 6 and 9)

Refer to the accompanying notes to the consolidated financial statements.

Approved by the Directors:

/s/ *Bradford Cooke* — Director

/s/ *Philip Yee* — Director

CAZA GOLD CORP.

(Date of incorporation: November 15, 2007)
Consolidated Statements of Operations
(Unaudited – Prepared by Management)

	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008
Expenses:		
Amortization	$ 201	$ 201
Corporate development	19,971	38,971
Employee remuneration (Note 10)	34,956	50,375
Foreign exchange gain	560	(194)
Legal	18,669	97,434
Office and sundry	14,252	25,769
Regulatory	5,390	5,390
Loss before the undernoted	(93,999)	(217,946)
Interest expense	(2,568)	(16,329)
Interest and other income	-	500
Write off of mineral property interests	(812,965)	(812,965)
Net loss and comprehensive loss for the period	$ (909,532)	$ (1,046,740)
Basic and diluted loss per share	$ (0.06)	$ (0.18)
Weighted average number of shares outstanding	16,213,294	5,754,633

Refer to the accompanying notes to the consolidated financial statements.

CAZA GOLD CORP.

(Date of incorporation: November 15, 2007)
Consolidated Statements of Shareholders' Equity
(Unaudited – Prepared by Management)

	Nine months ended September 30, 2008		From November 15, 2007 to December 31, 2007	
	Shares	Amount	Shares	Amount
Common shares:				
Balance, beginning of period	100	$ 1	100	$ 1
Issued:				
Plan of arrangement (Note 5)	14,346,800	301,283	-	-
Shares for debt (Note 8)	2,800,000	280,000	-	-
Private placement (Note 9(a))	4,620,000	1,137,000	-	-
Balance, end of period	21,766,900	1,718,284	100	1
Deficit:				
Balance, beginning of period		(27,469)		-
Plan of arrangement (Note 5)		66,051		-
Loss for the period		(1,046,740)		(27,469)
Balance, end of period		(1,008,158)		(27,469)
Total Shareholders' Equity (Capital Deficiency)		$ 710,126		$ (27,468)

Refer to the accompanying notes to the consolidated financial statements.

CAZA GOLD CORP.

(Date of incorporation: November 15, 2007)
Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008
Cash provided from (used for):		
Operations:		
Loss for the period	$ (909,532)	$ (1,046,740)
Items not involving cash:		
Amortization	201	201
Write-off of mineral properties	812,965	812,965
	(96,366)	(233,574)
Changes in non-cash working capital items:		
Receivables and prepaids	(7,564)	(10,637)
Accounts payable and accrued liabilities	(70,286)	(58,856)
	(174,216)	(303,067)
Financing:		
Repayment of notes payable	(20,962)	(20,962)
Issuance of common shares	587,000	1,137,000
	566,038	1,116,038
Investing:		
Acquisition of subsidiary (Note 5)	-	(284,337)
Mineral properties	(250,561)	(250,561)
	(250,561)	(534,898)
Increase in cash and cash equivalents	141,261	278,073
Cash and cash equivalents, beginning of the period	436,622	299,810
Cash and cash equivalents, end of period	$ 577,883	$ 577,883
Non-cash financing and investing activities:		
Shares issued pursuant to the plan of arrangement (Note 5)	$ -	$ 301,283
Deficit adjustment for acquisition	$ -	$ 66,051

Refer to the accompanying notes to the consolidated financial statements.

CAZA GOLD CORP.

(Date of incorporation: November 15, 2007)
Consolidated Statements of Mineral Property Expenditures
(Unaudited – Prepared by Management)

	Los Angeles	Los Arrastres	Santiago	Santiago Fraction	Total
Acquisition Costs:					
Balance, beginning of period	$ -	$ -	$ -	$ -	$ -
Plan of arrangement (Note 5)	15,506	169,379	127,659	7,603	320,147
Option payment	-	82,500	-	25,999	108,499
Write-off	-	(251,879)	-	-	(251,879)
Balance, ending of period	15,506	-	127,659	33,602	176,767
Deferred Exploration Expenditures:					
Balance, beginning of period	-	-	-	-	-
Plan of arrangement (Note 5)	-	419,317	50,754	-	470,071
Assays and surveys	-	31,497	293	-	31,790
Consultants	-	4,360	-	-	4,360
Surface taxes	-	105,912	-	-	105,912
Write-off	-	(561,086)	-	-	(561,086)
Balance, ending of period	-	-	51,047	-	51,047
Mineral properties, ending of period	$ 15,506	$ -	$ 178,706	$ 33,602	$ 227,814

Refer to the accompanying notes to the consolidated financial statements.

CAZA GOLD CORP.

(Date of incorporation: November 15, 2007)
Notes to the Consolidated Financial Statements
Nine Months ended September 30, 2008
(Unaudited – Prepared by Management)

1. Nature of Operations

Caza Gold Corp. (the "Company") was incorporated on November 15, 2007 under the laws of British Columbia. The Company was previously a wholly-owned subsidiary of Canarc Resource Corp. ("Canarc") until the Plan of Arrangement (the "Arrangement") between the Company and Canarc which became effective as of June 25, 2008. Note 5 provides further details of the Arrangement.

The Company is in the mineral exploration business and has not yet determined whether its properties contain reserves that are economically recoverable. The recoverability of amounts capitalized for mineral properties is dependent upon the ability of the Company to arrange appropriate financing as needed, the discovery of economically recoverable reserves in its mineral properties, the development of its properties, confirmation of the Company's interest in the underlying properties (Note 6), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $1,008,000 at September 30, 2008. Furthermore, the Company has working capital of $479,000 as at September 30, 2008, which is not sufficient to achieve the Company's planned business objectives. These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on the ability of the Company to raise equity or debt financings and/or the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Minera Canarc de Mexico S.A. de C.V.

All significant intercompany transactions and balances have been eliminated.

(b) Cash and cash equivalents:

Cash and cash equivalents include cash and short-term liquid investments having terms to maturity when acquired of three months or less. Short-term investments having terms to maturity when acquired of greater than three months and less than one year are included in marketable securities or other investments as appropriate.

2. Significant Accounting Policies (continued)

(c) Mineral properties:

All costs related to investments in mineral properties are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and are not intended to reflect present or future values.

(d) Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 10% to 30% annually. Amortization on equipment used directly on exploration projects is included in mineral properties.

(e) Asset retirement obligations:

Any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, are recognized if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset. The Company assessed its mineral properties, and based upon such assessments, there were no known material asset retirement obligations.

(f) Earnings per share:

Basic earnings per share is computed by dividing the earnings available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, earnings available to common shareholders equals the reported earnings. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company's case, diluted earnings per share presented is the same as basic earnings per share as the effect of outstanding options and warrants in the earnings per share calculation would be anti-dilutive.

2. Significant Accounting Policies (continued)

(g) Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to fair values and allocations in business combinations, impairment of mineral properties, determination of reclamation obligations, and valuation allowances for future income tax assets. Actual results could differ from those estimates.

(h) Fair value of financial instruments:

The fair values of the Company's cash and cash equivalents, receivables, accounts payable and accrued liabilities, and notes payable approximate their carrying values due to the short terms to maturity.

(i) Variable interest entities:

Consolidation principles apply to entities that meet the definition of a variable interest entity ("VIE"). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both. The Company does not have any VIE's.

(j) Financial instruments:

(i) CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement:

The standard addresses the classification, recognition and measurement of financial instruments in the financial statements. This standard requires all financial instruments within its scope, including derivatives, to be included in the Company's balance sheet and measured either at fair value on initial recognition or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are recognized in the statements of operations.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to the adoption date are recognized by adjusting accumulated other comprehensive income.

2. **Significant Accounting Policies** (continued)

(j) Financial instruments: (continued)

(i) CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement: (continued)

All financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

- Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings;
- Available-for-sale financial assets are measured at fair value based on quoted market prices. Investment in equity instruments classified as available-for-sale that does not have a quoted market price in an active market is measured at cost. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet either by disposition or permanent impairment at which time the realized gain or loss is transferred to net earnings;
- Held-for-trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise; and
- All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

The Company had classified its cash and cash equivalents as held-for-trading, accounts receivable as other receivables, and accounts payable and accrued liabilities as other liabilities.

(ii) CICA Handbook Section 3865 – Hedging:

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(iii) CICA Handbook Section 1530 - Comprehensive Income:

Comprehensive income is the change in shareholders' equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income" until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

2. **Significant Accounting Policies** (continued)

(k) New Accounting Pronouncements:

(i) Capital disclosures:

In February 2007, the CICA issued Handbook Section 1535, "Capital Disclosures", which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and procedures for managing capital. The new section is effective for years beginning on or after October 1, 2007. Note 3 provides further details.

(ii) Financial instruments:

In February 2007, the CICA issued two new standards, Section 3862 "Financial Instruments Disclosures" and Section 3863 "Financial Instruments Presentation". These sections replace the existing Section 3861, "Financial Instruments Disclosure and Presentation". Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity's financial position and performances, nature and extent of risks arising from financial instruments, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interests, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. Note 4 provides further details.

(iii) Goodwill and intangible assets:

In February 2008, the CICA issued Handbook Section 3064 "Goodwill and intangible assets", replacing Section 3062, "Goodwill and other intangible assets" and Section 3450, "Research and development costs". This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for years beginning on or after October 1, 2008. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

2. **Significant Accounting Policies** (continued)

(k) New accounting pronouncements: (continued)

(iv) International Financial Reporting Standards ("IFRS"):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(v) Going concern:

In June 2007, the CICA amended Handbook Section 1400, "General Standards of Financial Statement Presentation", which requires management to make an assessment of the Company's ability to continue as a going-concern. When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going-concern. The new section is effective for years beginning on or after October 1, 2008. The Company is in the process of assessing the impact of the new section on its consolidated financial statements.

The Company does not expect the adoption of the standards to result in any material changes to the Company's financial statements.

3. **Management of Capital**

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company considers the components of shareholders' equity, as well as its cash and equivalents and notes payable as capital. The Company manages its capital structure and makes adjustments to them in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, issue debt, acquire or dispose assets, and / or adjust the amount of investments. The Company is not subject to externally-imposed capital requirements.

There were no changes to the Company's approach to capital management during the nine months ended September 30, 2008.

4. **Management of Financial Risk**

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes commodity price risk, foreign exchange risk and interest rate risk. The types of risk exposure and the way in which such exposure is managed are provided as follows:

(a) Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset-backed commercial paper.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short-term cash requirements and commitments.

Accounts payable and accrued liabilities are due within the current operating period.

(c) Market risk:

The significant market risk exposures to which the Company is exposed are commodity price risk, foreign exchange risk, and interest rate risk.

(i) Commodity price risk:

The value of the Company's mineral properties is dependent on the price of gold and the outlook for this precious mineral. The Company does not have any hedging or other commodity-based risks respecting its operations.

Market prices for this precious metal historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators. The Company has elected not to actively manage its commodity price risk.

4. Management of Financial Risk (continued)

(c) Market risk: (continued)

(ii) Foreign exchange risk:

The Company's mineral properties which are located in Mexico would subject it to foreign currency fluctuations including currency transaction risk and currency translation risk.

	Held in Mexican Pesos (stated in Canadian dollars)
Financial assets	$ 140,114
Financial liabilities	(193,204)
Net financial liabilities	$ (53,090)

Based upon the above net exposure as at September 30, 2008 and assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar relative to the Mexican pesos could result in a decrease/increase of $5,300 in the Company's net losses.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(iii) Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents.

5. Plan of Arrangement

On June 25, 2008, the Company closed the Arrangement with Canarc whereby approximately 83% of Canarc's interest in the Company was distributed to the shareholders of Canarc. Under the Arrangement, Canarc transferred all its interest in its wholly-owned Mexican subsidiary, Minera Canarc de Mexico S.A. de C.V., which holds all the rights to the Mexican gold exploration properties (Note 6) to the Company in return for 14,346,800 shares of the Company, of which Canarc distributed 11,950,750 shares of the Company by way of a dividend in kind to Canarc's shareholders on the basis of one share of the Company for every six shares of Canarc held by Canarc's shareholders as of the dividend record date. After the distribution, Canarc held 2,396,150 shares of the Company representing approximately a 17% interest in the Company at that time. The property rights which were transferred from Canarc to the Company include Los Angeles, Los Arrastres, Santiago and Santiago Fraction properties.

The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. Final valuation estimates of mineral properties, contingencies and future income tax assets/liabilities, if any, are not yet complete due to inherent complexity associated with the valuations. The purchase price allocation is preliminary and subject to adjustment over the course of 2008 on completion of the valuation process and analysis of resulting tax effects; such adjustments could be material to these financial statements.

The preliminary fair value of assets and liabilities acquired and the consideration paid is as follows:

Fair market value of assets acquired:

	Minera Canarc de Mexico S.A. de C.V.
Assets:	
Cash	$ 170,655
Receivables and prepaids	112,752
Equipment	3,157
Mineral properties	790,218
Liabilities:	
Accounts payables and other accrued liabilities	(254,455)
Total	$ 822,327

5. Plan of Arrangement (continued)

Consideration given:

	Minera Canarc de Mexico S.A. de C.V.
Share consideration	$ 301,283
Advances on acquisition	454,992
Other consideration	66,052
Total	$ 822,327

6. Mineral Properties

(a) Los Angeles:

In April 2008, Canarc entered into an option agreement to acquire a 100% interest in the La Escondida / Los Angeles properties by making US$1 million in cash payments over a 4 year period and issuing US$50,000 in shares of the Company over a 12 month period. The vendors will retain a 3% NSR. Canarc made an initial payment of US$15,000 upon the signing of the option agreement. Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to the Company (Note 5). In October 2008, the Company issued 82,796 shares to the vendors at a deemed value of $0.25 per share and also made a cash payment of US$25,000 to the vendors.

(b) Los Arrastres:

In February 2007, Canarc entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making US$2.5 million in cash payments and spending US$2 million on exploration over a 3 year period. The vendor will retain a 2% NSR and Canarc had the right to reduce the NSR to 1% by paying US$1 million at any time. Canarc made an initial payment of US$50,000 upon the signing of the option agreement and a further payment of US$75,000 in August 2007. Then in February 2008, Canarc made a cash payment of US$25,000. Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to the Company (Note 5). The Company wrote-off the property in the third quarter of fiscal 2008.

(c) Santiago:

In May 2007, Canarc entered into an option agreement to acquire a 100% interest in the Santiago gold property by making US$2 million in cash payments over a 5 year period and spending US$200,000 on exploration over a 2 year period. The vendor will retain a 2% NSR. Canarc made an initial payment of US$30,000 was made upon the signing of the option agreement and a further payment of US$30,000 in November 2007. Then in May 2008, Canarc made a cash payment of US$60,000. Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to the Company (Note 5).

6. Mineral Properties (continued)

(d) Santiago Fraction:

In September 2007, Canarc entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying US$25,000 in cash after 1 year, and spending up to US$1 million in exploration over a 5-year period. Canarc issued 15,000 common shares at a deemed value of $0.45 per share in 2007. Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to the Company (Note 5). The Company made a cash payment of US$25,000 in September 2008.

(e) Expenditure options:

As at September 30, 2008, to maintain the Company's interest and to fully exercise the options under various property agreements covering its properties, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance Royalty Payments (U.S. dollars)	Expenditure Commitments (US dollars)	Number of Shares (US dollars)
Los Angeles (Note 6(a))	$ 985,000	$ -	$ 50,000
Santiago (Note 6(c))	1,880,000	152,717	-
Santiago Fraction (Note 6(d))	-	1,000,000	-
	$ 2,865,000	$ 1,152,717	$ 50,000

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(f) Mineral properties contingencies:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

7. Equipment

	September 30, 2008		
	Cost	Accumulated Amortization	Net Book Value
Equipment	$ 3,607	$ 650	$ 2,957

8. Notes Payable

In December 2007, the Company received proceeds of $300,000 in demand loans of which $120,000 were from directors and officers of the Company. The loans were repayable on demand and bore an interest rate of 9% per annum.

On July 31, 2008, the Company settled the principal of $280,000 in demand loans by the issuance of 2.8 million units at a deemed price of $0.10 per unit. Each unit was comprised of one common share and one-half of a whole share purchase warrant; each warrant is exercisable to acquire one common share at $0.12 until January 31, 2010. The remaining principal of $20,000 was paid in cash, and all accrued interest of $17,129 as of July 31, 2008 was paid in cash.

9. Share Capital

(a) Authorized and issued:

The authorized share capital of the Company is comprised of unlimited common shares without par value.

On July 31, 2008, the Company settled the principal of $280,000 in demand loans by the issuance of 2.8 million units at a deemed price of $0.10 per unit. Note 8 provides further details.

On September 30, 2008, the Company closed a private placement for 4.6 million units at a price of $0.25 per unit. Each unit was comprised of one common share and one-half of a whole share purchase warrant; each warrant is exercisable to acquire one common share at $0.35 and expire March 30, 2010.

In October 2008, the Company issued 82,796 shares at a deemed value of $0.25 per share for the Los Angeles property. Note 6(a) provides further details.

Common shares issued for consideration other than cash are recorded at a deemed value of the shares as of the agreement date.

9. Share Capital (continued)

(b) Warrants:

At September 30, 2008, the Company had outstanding warrants as follows:

Exercise Prices	Expiry Dates	Outstanding at December 31, 2007	Issued	Exercised	Expired	Outstanding at September 30, 2008
$0.12	January 31, 2010	-	1,400,000	-	-	1,400,000
$0.35	March 30, 2010	-	2,310,000	-	-	2,310,000
		-	3,710,000	-	-	3,710,000

10. Related Party Transactions

Related party transactions during the nine months ended September 30, 2008 include:

- $32,273 in salaries paid to the directors of the Company;
- $67,626 in legal fees to a law firm in which a senior officer of the Company is a partner;
- $35,179 in salaries to companies with one common director; and
- $59,361 in rent to companies with one common director.

Principal of $110,000 in demand loans owed to the directors of the Company were settled by the issuance of units (Note 8).

Details of the Arrangement between the Company and Canarc are provided in Note 5.

11. Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for mineral properties as disclosed in Note 6.

CORPORATE INFORMATION

HEAD OFFICE	#301 – 700 West Pender Street Vancouver, BC, Canada, V6C 1G8 Telephone: (604) 685-9700 Facsimile: (604) 685-9744
DIRECTORS	Bradford Cooke Philip Yee
OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer James Moors ~ Vice-President, Exploration Philip Yee ~ Chief Financial Officer Stewart Lockwood ~ Secretary
REGISTRAR AND TRANSFER AGENT	Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street Vancouver, BC, Canada, V6C 3B9
SOLICITORS	Vector Corporate Finance Lawyers #1040 – 999 West Hastings Street Vancouver, BC, Canada, V6C 2W2

CAZA GOLD CORP.
(the "Company")

Management's Discussion and Analysis
For the Nine Months Ended September 30, 2008

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward looking statements" involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.

1.0 Preliminary Information

The following Management's Discussion and Analysis ("MD&A") of Caza Gold Corp. (the "Company") should be read in conjunction with the accompanying unaudited consolidated financial statements for the nine months ended September 30, 2008, which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles ("CAD GAAP"), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All information contained in the MD&A is as of November 14, 2008 unless otherwise indicated.

1.1 Background

The Company was incorporated on November 15, 2007 under the laws of British Columbia and is engaged in the acquisition, exploration, development and exploitation of precious metal properties in Mexico. The Company currently owns or holds, directly or indirectly, interests in precious metal properties, known as La Escondida / Los Angeles, Santiago and Santiago Fraction, in Mexico, which were acquired pursuant to the Plan of Arrangement (the "Arrangement") between the Company and its previous parent company, Canarc Resource Corp. ("Canarc"). The Plan of Arrangement closed on June 25, 2008.

Plan of Arrangement:

On June 25, 2008, the Company closed the Arrangement with Canarc whereby approximately 83% of Canarc's interest in the Company was distributed to the shareholders of Canarc. Under the Arrangement, Canarc transferred all its interest in its wholly-owned Mexican subsidiary, Minera Canarc de Mexico S.A. de C.V., which holds all the rights to the Mexican gold exploration properties to the Company in return for 14,346,800 shares of the Company, of which Canarc distributed 11,950,750 shares of the Company by way of a dividend in kind to Canarc's shareholders on the basis of one share of the Company for every six shares of Canarc held by Canarc's shareholders as of the dividend record date. Canarc continues to hold 2,396,150 shares of the Company which has been diluted to approximately a 11% interest in the Company by the end of the third quarter of fiscal 2008.

The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. Final valuation estimates of mineral properties, contingencies and future income tax assets/liabilities, if any, are not yet complete due to inherent complexity associated with the valuations. The purchase price allocation is preliminary and subject to adjustment over the course of 2008 on completion of the valuation process and analysis of resulting tax effects; such adjustments could be material to these financial statements.

The preliminary fair value of assets and liabilities acquired and the consideration paid is as follows:

Fair market value of assets acquired:

	Minera Canarc de Mexico S.A. de C.V.
Assets:	
Cash	$ 170,655
Receivables and prepaids	112,752
Equipment	3,157
Mineral properties	790,218
Liabilities:	
Accounts payables and other accrued liabilities	(254,455)
Total	$ 822,327

Consideration given:

	Minera Canarc de Mexico S.A. de C.V.
Share consideration	$ 301,283
Advances on acquisition	454,992
Other consideration	66,052
Total	$ 822,327

1.2 Overall Performance

As the Company is focused on its exploration activities, there is no production, sales or inventory in the conventional sense. The recoverability of costs capitalized to mineral properties and the Company's future financial success will be dependent upon the extent to which it can discover mineralization and determine the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time. Many of the key factors are outside of the Company's control. The sales value of any mineralization discovered and developed by the Company is largely dependent upon factors beyond the Company's control such as the market prices of the metals produced. As the carrying value and amortization of mineral properties and capital assets are, in part, related to the Company's mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company's position and results of operations.

Gold prices continued to show strength as the cumulative annual average increased from US$445 in fiscal 2005 to US$603 in fiscal 2006 and US$695 in 2007, closing at US$748 on November 14, 2008. Gold prices achieved new highs in each of the past several years. In late 2005, prices reached a high of US$537, then US$725 in May 2006 and US$841 in November 2007 before reaching a high of US$1,011 in March 2008.

Los Angeles property

In April 2008, Canarc entered into an option agreement to acquire a 100% interest in the La Escondida / Los Angeles properties by making US$1 million in cash payments over a 4 year period and issuing US$50,000 in shares of the Company over a 12 month period. The vendors will retain a 3% NSR. Canarc made an initial payment of US$15,000 upon the signing of the option agreement. Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to the Company. In October 2008, the Company issued 82,796 shares to the vendors at a deemed value of $0.25 per share and also made a cash payment of US$25,000 to the vendors.

Los Arrastres property

In February 2007, Canarc entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making US$2.5 million in cash payments and spending US$2 million on exploration over a 3 year period. The vendor will retain a 2% NSR and Canarc had the right to reduce the NSR to 1% by paying US$1 million at any time. Canarc made an initial payment of US$50,000 upon the signing of the option agreement and a further payment of US$75,000 in August 2007. Then in February 2008, Canarc made a cash payment of US$25,000. Pursuant to the Arrangement which closed in June 2008, the property was transferred to the Company. The Company wrote-off the property in the third quarter of fiscal 2008.

Santiago property

In May 2007, Canarc entered into an option agreement to acquire a 100% interest in the Santiago gold property by making US$2 million in cash payments over a 5 year period and spending US$200,000 on exploration over a 2 year period. The vendor will retain a 2% NSR. Canarc made an initial payment of US$30,000 upon the signing of the option agreement and a further payment of US$30,000 in November 2007. Then in May 2008, Canarc made a cash payment of US$60,000. Pursuant to the Arrangement which closed in June 2008, the property was transferred to the Company.

Santiago Fraction property

In September 2007, Canarc entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying US$25,000 in cash after 1 year, and spending up to US$1 million in exploration over a 5-year period. Canarc issued 15,000 common shares at a deemed value of $0.45 per share in 2007. Pursuant to the Arrangement which closed in June 2008, the property was transferred to the Company. The Company made a cash payment of US$25,000 in September 2008.

1.3 Selected Annual Information

All financial information is prepared in accordance with CAD GAAP, and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

		From November 15, 2007 to December 31, 2007
Total revenues	$	-
Income (loss) before discontinued operations and extraordinary items:		
(i) Total	$	(27,469)
(ii) Basic per share	$	(274.69)
(iii) Fully diluted per share	$	(274.69)
Net income (loss):		
(i) Total	$	(27,469)
(ii) Basic per share	$	(274.69)
(iii) Fully diluted per share	$	(274.69)
Total assets	$	300,234
Total long-term liabilities	$	-
Dividends per share	$	-

1.4 Results of Operations

Third Quarter of Fiscal 2008 – Nine months ended September 30, 2008

The Company incurred a net loss of $1.05 million for the nine months ended September 30, 2008, of which $813,000 was attributable to the write off of the Los Arrastres property which was acquired from Canarc from the Plan of Arrangement. Expenses of $97,000 were incurred for legal services for the Plan of Arrangement. Such expenses were shared between the Company and Canarc. Employee remuneration was related to the general administration of the Company as well as in developing and implementing exploration programs for its Mexican properties. Corporate development reflects active due diligence and property evaluations in Mexico for acquisitions and to identify properties of merit for possible acquisitions. Property investigation increased in the third quarter relative to prior quarters in fiscal 2008 for the Company's renewed efforts to expand its exploration focus in Mexico. Interest expense was attributable to the demand loans which bore an interest rate of 9% per annum in which $280,000 in notes payable were settled by the issuance of 2.8 million units at $0.10 per unit, comprised of one common share and one-half of a whole share purchase warrant, and the balance of the principal including all accrued interest were settled by cash.

The Company has no sources of operating revenues.

As at September 30, 2008, the Company has mineral properties which are comprised of the following:

	Los Angeles	Los Arrastres	Santiago	Santiago Fraction	Total
Acquisition Costs:					
Balance, beginning of period	$ -	$ -	$ -	$ -	$ -
Plan of arrangement	15,506	169,379	127,659	7,603	320,147
Option payment	-	82,500	-	25,999	108,499
Write-off	-	(251,879)	-	-	(251,879)
Balance, ending of period	15,506	-	127,659	33,602	176,767
Deferred Exploration Expenditures:					
Balance, beginning of period	-	-	-	-	-
Plan of arrangement	-	419,317	50,754	-	470,071
Assays and surveys	-	31,497	293	-	31,790
Consultants	-	4,360	-	-	4,360
Surface taxes	-	105,912	-	-	105,912
Write-off	-	(561,086)	-	-	(561,086)
Balance, ending of period	-	-	51,047	-	51,047
Mineral properties, ending of period	$ 15,506	$ -	$ 178,706	$ 33,602	$ 227,814

At September 30, 2008, to maintain its interest and to fully exercise the options under various property agreements covering the properties located in Mexico, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance Royalty Payments (U.S. dollars)	Expenditure Commitments (US dollars)	Number of Shares (US dollars)
Los Angeles	$ 985,000	$ -	$ 50,000
Santiago	1,880,000	152,717	-
Santiago Fraction	-	1,000,000	-
	$ 2,865,000	$ 1,152,717	$ 50,000

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

1.5 Summary of Quarterly Results

All financial information is prepared in accordance with CAD GAAP, and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The following table provides selected financial information of the Company for each of the last four quarters ended at the most recently completed quarter, September 30, 2008:

	2008 Sept. 30	2008 June 30	2008 Mar 31	From Nov 15, 2007 to Dec 31, 2007
Total revenues	$ -	$ -	$ -	$ -
Income (loss) before discontinued discontinued operations and extraordinary items:				
(i) Total	$ (909,532)	$ (60,949)	$ (76,259)	$ (27,469)
(ii) Basic per share	$ (0.06)	$ (0.08)	$ (762.59)	$ (274.69)
(iii) Fully diluted per share	$ (0.06)	$ (0.08)	$ (762.59)	$ (274.69)
Net income (loss):				
(i) Total	$ (909,532)	$ (60,949)	$ (76,259)	$ (27,469)
(ii) Basic per share	$ (0.06)	$ (0.08)	$ (762.59)	$ (274.69)
(iii) Fully diluted per share	$ (0.06)	$ (0.08)	$ (762.59)	$ (274.69)
Total assets	$ 932,467	$ 1,316,769	$ 235,302	$ 300,234
Total long-term liabilities	$ -	$ -	$ -	$ -
Dividends per share	$ -	$ -	$ -	$ -

At incorporation on November 15, 2007, the Company issued 100 shares at $0.01 per share to Canarc. Pursuant to the Arrangement which closed on June 25, 2008, the Company issued 14,346,800 shares to Canarc to acquire the Mexican properties. The effect of the equity distribution is reflective in the significant change in the quarterly loss per share in the second quarter of fiscal 2008 and thereafter.

1.6 Liquidity and Capital Resources

The Company is in the development stage and has not yet determined whether its mineral properties contain reserves that are economically recoverable. The recoverability of amounts capitalized for mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production. The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller mineral exploration companies. Since its incorporation in 2007, the Company has endeavored to secure mineral properties that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects. To that end, the Company has expended its funds on mineral properties that it believes have the potential to achieve cash flow within a reasonable time frame. As a result, the Company has incurred losses during each of its fiscal periods since incorporation. This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of the Company's liquidity:

	September 30, 2008	December 31, 2007
Cash and cash equivalents	$ 577,883	$ 299,810
Working capital (deficiency)	$ 479,355	$ (27,468)

Ongoing operating expenses continue to reduce the Company's cash resources and working capital.

In December 2007, the Company received proceeds of $300,000 in demand loans of which $120,000 were from directors and officers of the Company. The loans were repayable on demand and bore an interest rate of 9% per annum. On July 31, 2008, the Company settled the principal of $280,000 in demand loans by the issuance of 2.8 million units at a deemed price of $0.10 per unit. Each unit was comprised of one common share and one-half of a whole share purchase warrant; each warrant is exercisable to acquire one common share at $0.12 until January 31, 2010. The remaining principal of $20,000 and all accrued interest of $17,129 as of July 31, 2008 were paid in cash.

On September 30, 2008, the Company closed a private placement for 4.6 million units at a price of $0.25 per unit. Each unit was comprised of one common share and one-half of a whole share purchase warrant; each warrant is exercisable to acquire one common share at $0.35 and expire on March 30, 2010.

The Company has a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements. Under Item 1.4, further details of contractual obligations are provided as at September 30, 2008. The Company will continue to rely upon equity financing as its principal source of financing its projects.

1.7 Capital Resources

Item 1.6 provides further details.

1.8 Off-Balance Sheet Arrangements

There are no known off-balance sheet arrangements which have not been disclosed.

1.9 Transactions with Related Parties

Related party transactions during the nine months ended September 30, 2008 include:

- $32,273 in salaries paid to the directors of the Company;
- $67,626 in legal fees to a law firm in which a senior officer of the Company is a partner;
- $35,179 in salaries to companies with one common director; and
- $9,361 in rent to companies with one common director.

Principal of $110,000 in demand loans owed to the directors of the Company were settled by the issuance of units. Item 1.6 provides further details.

Details of the Arrangement between the Company and Canarc are provided in Item 1.1.

1.10 Third Quarter

Items 1.4, 1.5 and 1.6 provide further details for the third quarter of fiscal 2008.

1.11 Proposed Transactions

There are no proposed material asset or business acquisitions or dispositions, other than those in the ordinary course and other than those already disclosed in this MD&A, before the board of directors for consideration, and other than those already disclosed in its regulatory and public filings.

1.12 Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to fair values and allocations in business combinations, mineral properties, determination of reclamation obligations, fair values of financial instruments, and valuation allowances for future income tax assets. Actual results could differ from those estimates.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

1.13 Changes in Accounting Policies Including Initial Adoption

New accounting pronouncements are as follows:

(i) Capital disclosures:

In February 2007, the CICA issued Handbook Section 1535, "Capital Disclosures", which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and procedures for managing capital. The new section is effective for years beginning on or after October 1, 2007.

(ii) Financial instruments:

In February 2007, the CICA issued two new standards, Section 3862 "Financial Instruments Disclosures" and Section 3863 "Financial Instruments Presentation". These sections replace the existing Section 3861, "Financial Instruments Disclosure and Presentation". Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity's financial position and performances, nature and extent of risks arising from financial instruments, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interests, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007.

(iii) Goodwill and intangible assets:

In February 2008, the CICA issued Handbook Section 3064 "Goodwill and intangible assets", replacing Section 3062, "Goodwill and other intangible assets" and Section 3450, "Research and development costs". This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its

initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for years beginning on or after October 1, 2008. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

(iv) International Financial Reporting Standards ("IFRS"):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(v) Going concern:

In June 2007, the CICA amended Handbook Section 1400, "General Standards of Financial Statement Presentation", which requires management to make an assessment of the Company's ability to continue as a going-concern. When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going-concern. The new section is effective for years beginning on or after October 1, 2008. The Company is in the process of assessing the impact of the new section on its consolidated financial statements.

The Company does not expect the adoption of the standards to result in any material changes to the Company's financial statements.

1.14 Financial Instruments and Other Instruments

The Company's financial instruments approximate their carrying values.

The Company classifies its financial instruments as follows:

- cash and cash equivalents as held-for-trading,
- accounts receivable as other receivables, and
- accounts payable and accrued liabilities as other liabilities.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company's credit risk is primarily attributable to its liquid financial assets including cash and equivalents. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper. In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents.

Items 1.13 provide further details of financial instruments.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company are as follows:

(a) may be found on SEDAR at www.sedar.com; and

(b) is also provided in the Company's unaudited consolidated financial statements for the nine months ended September 30, 2008.

1.15.2 Outstanding Share Data

The Company's authorized share capital consists of unlimited common shares without par value.

Changes in the Company's share capital for the nine months ended September 30, 2008 are as follows:

	Number of Shares	Amount
Balance at December 31, 2007	100	$ 1
Issued:		
Plan of arrangement	14,346,800	301,283
Shares for debt	2,800,000	280,000
Private placement	4,620,000	1,137,000
Balance at September 30, 2008	21,766,900	$ 1,718,284

At November 14, 2008, there were 21,766,900 common shares issued and outstanding.

At September 30, 2008, the Company had outstanding warrants to purchase an aggregate of 3,710,000 common shares as follows:

Exercise Prices	Expiry Dates	Outstanding at December 31, 2007	Issued	Exercised	Expired	Outstanding at September 30, 2008
$0.12	January 31, 2010	-	1,400,000	-	-	1,400,000
$0.35	March 30, 2010	-	2,310,000	-	-	2,310,000
		-	3,710,000	-	-	3,710,000

At November 14, 2008, warrants for 3,710,000 common shares remain outstanding.

At September 30, 2008, the Company has not granted any stock options.

1.16 Outlook

Although it currently has sufficient capital to satisfy existing operating and administrative expenses in the short term, the Company will continue to depend upon equity capital to finance its existing projects. There are no assurances that capital

requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

1.17 Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance.

Exploration and Development Risks

There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of bodies of commercial ore. The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Substantial expenditures are required to establish reserves through drilling and other work, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that funds required for development can be obtained on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for exploitation concessions. There can be no guarantee that such concessions will be granted.

Financing Risks

There is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral properties.

The Company does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs. The development of the Company's properties may therefore depend on the Company's joint venture partners and on the Company's ability to obtain additional required financing. There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein. The Company's ability to continue as a going concern is dependent on the ability of the Company to raise equity capital financings, the attainment of profitable operations, external financings, and further share issuance to satisfy working capital and operating needs.

Estimates of Mineral Deposits

There is no assurance given by the Company that any estimates of mineral deposits herein will not change.

No assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited. Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties,

unusual or unexpected geological formations and work interruptions. In addition, the grades and tonnages of ore ultimately mined may differ from that indicated by drilling results and other work. There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions. Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of projects. The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations.

Mineral Prices

There is no assurance given by the Company that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods. The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. There is no assurance that the prices of gold and other precious and base metals will be such that the Company's properties can be mined at a profit.

Conflicts of Interest

There is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company's directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

Uninsured Risks

There is no assurance given by the Company that it is adequately insured against all risks.

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and other Other Regulatory Requirements

There is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its properties, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required in order for the Company to commence production on its various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks. These additional costs may have material adverse impact on the financial condition and results of the Company.

Foreign Countries and Regulatory Requirements

Certain of the Company's properties are located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business. Such changes have, in the past, included nationalization of foreign owned businesses and properties. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral properties.

Currency Fluctuation and Foreign Exchange Controls

The Company maintains a portion of its funds in U.S. dollar denominated accounts. Certain of the Company's property and related contracts are denominated in U.S. dollars. The Company's operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results. In addition future contracts may not be denominated in U.S. dollars and may expose the Company to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results. In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada. Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company's future profitability or ability to pay dividends.

Third Party Reliance

The Company's rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

FORM 52-109F2 – Certification of Interim Filings

Venture Issuer Basic Certificate

I, Bradford J. Cooke, the Chief Executive Officer of Caza Gold Corp., certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Caza Gold Corp. (the "Issuer") for the interim period ending September 30, 2008;

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings;

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

Date: November 17, 2008

/s/ *Bradford Cooke*

Bradford J. Cooke, Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that the processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109F2 – Certification of Interim Filings

Venture Issuer Basic Certificate

I, Philip Yee, the Chief Financial Officer of Caza Gold Corp., certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Caza Gold Corp. (the "Issuer") for the interim period ending September 30, 2008;

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings;

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

Date: November 17, 2008

/s/ *Philip Yee*

Philip Yee, Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that the processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

END